NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting (the “Meeting”) of the holders (“Shareholders”) of Common Shares (“Common Shares”) of ARC Resources Ltd. (the “Corporation”) will be held at the Ballroom in the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, on Wednesday, the 14th day of May, 2014, at 3:30 p.m. (mountain standard time) for the following purposes:

1.	To receive and consider the Consolidated Financial Statements of the Corporation for the year ended December 31, 2013 and the auditors’ report thereon.
2.	To elect the Directors of the Corporation.
3.	To appoint the auditors of the Corporation.
4.	To consider and, if thought fit, approve a resolution to accept the Corporation’s approach to executive compensation.
5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Registered Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada, as follows:

1.	By mail to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5;
2.	By hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
3.	By facsimile to (416) 263-9524 or 1-866-249-7775.

Alternatively, you may vote through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). You will require your 15 digit control number found on your proxy form to vote through the internet or by telephone.

In order to be valid and acted upon at the Meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial or non-Registered Shareholders should follow the instructions on the voting instruction form provided by their intermediaries with respect to the procedures to be followed for voting at the Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 31, 2014.

DATED at Calgary, Alberta, this 13th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

Myron M. Stadnyk
President and Chief Executive Officer

ARC Resources Ltd. | 2014 | Information Circular 1

ARC RESOURCES LTD.
INFORMATION CIRCULAR – PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 14, 2014

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement (“Information Circular”) is furnished in connection with the solicitation of proxies by Management of ARC Resources Ltd. (the “Corporation” or “ARC”), for use at the Annual Meeting of the holders (the “Shareholders” or “shareholders”) of Common Shares (“Common Shares”) of the Corporation (the “Meeting”) to be held on the 14th day of May, 2014, at 3:30 p.m. (mountain standard time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 31, 2014 (the “Record Date”). Only shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any shareholder transfers Common Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are Directors or officers of the Corporation. Each shareholder has the right to appoint a proxy holder other than the nominees of management, who need not be a shareholder, to attend and to act for and on behalf of the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

NOTICE-AND-ACCESS

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders (as defined below) but not in respect of mailings to its Registered Shareholders (as defined below). The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an

ARC Resources Ltd. | 2014 | Information Circular 2

Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting, Registered Shareholders will receive a paper copy of each of a notice of the Meeting, this Information Circular and a form of proxy whereas Beneficial Shareholders will receive a Notice-and-Access Notification and a request for voting instructions. Furthermore, a paper copy of the Financial Information in respect of the most recent financial year of the Corporation will be mailed to Registered Shareholders as well as to those Beneficial Shareholders who have previously requested to receive them.

The Corporation will be delivering proxy-related materials directly to non-objecting beneficial owners of its Common Shares with the assistance of Broadridge and intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of its Common Shares.

VOTING INFORMATION

REGISTERED SHAREHOLDER VOTING INFORMATION

You are a Registered Shareholder (a “Registered Shareholder”) if your name appears on your share certificate.

Registered Shareholders who are eligible to vote can vote their Common Shares either in person at the Meeting or by proxy.

For your Common Shares to be voted by proxy, you must complete, date and sign the enclosed form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada. Registered Shareholders are also entitled to vote their Common Shares through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). For internet and telephone voting, you will require your 15-digit control number found on your proxy form.

In order to be valid and acted upon at the Meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

BENEFICIAL SHAREHOLDER VOTING INFORMATION

Most shareholders of the Corporation are "beneficial owners" who are non-registered Shareholders. You are a beneficial shareholder (a "Beneficial Shareholder") if you beneficially own Common Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name. As required by Canadian securities laws, you will receive a request for voting instructions for the number of Common Shares held.

Beneficial Shareholders may vote their Common Shares either in person at the Meeting or by proxy.

For your Common Shares to be voted by proxy, you must carefully follow the instructions on the request for voting instructions that is provided to you including completing, dating and signing the request for voting instructions and returning it by mail, hand delivery or fax as directed. Beneficial Shareholders are also entitled to vote their Common Shares through the internet or by telephone by carefully following the instructions on the voting instruction form.

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In order to be valid and acted upon at the Meeting, voting instructions as well as votes by internet and telephone must be received in each case not less than 72 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial Shareholders may also vote in person at the Meeting by completing the following steps: (a) insert your own name in the space provided in the request for voting instructions or mark the appropriate box on the request for voting instructions to appoint yourself as the proxy holder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the Meeting.

REVOCABILITY OF PROXY

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of the proxy-related materials for the Meeting will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy by the management nominees shall be voted at the Meeting in respect of the matters to be acted upon and, where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted in accordance with the specification so made. In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the enclosed form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified therein and in the Notice of Annual Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value (defined in this Information Circular as “Common Shares”). As at March 13, 2014, there were 314,931,687 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every shareholder present in person or by proxy has one vote for each Common Share of which such shareholder is the registered holder.

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The Corporation is also authorized to issue 50 million preferred shares without nominal or par value issuable in series. As at March 13, 2014, there were no preferred shares issued and outstanding

When any Common Share is held jointly by several persons, one of those holders present at the Meeting may, in the absence of the others, vote such Common Share but if two or more of those persons who are present at the Meeting, in person or by proxy, vote, they shall vote as one on the Common Share jointly held by them.

To the knowledge of the Directors and executive officers of the Corporation, there is no person or corporation which beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares of the Corporation which may be voted at the Meeting.

As at March 13, 2014, the percentage of Common Shares of the Corporation that are beneficially owned, or controlled or directed, directly or indirectly, by all Directors and officers of the Corporation as a group is 0.8% (2,423,300 Common Shares).

QUORUM FOR MEETING AND APPROVAL REQUIREMENTS

At the Meeting, a quorum shall consist of two (2) or more persons present and holding or representing by proxy not less than 25% of the outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution at the Meeting.

REQUEST FOR MATERIALS

Beneficial Shareholders who wish to receive a paper copy of the Information Circular and/or the Financial Information should contact Broadridge Investor Communications Corporation (“Broadridge”) at the toll-free number 1-877-907-7643 at any time up to and including the date of Meeting or any adjournment thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials and to vote their Common Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 3:30 p.m. (mountain standard time) on May 7, 2014. A Beneficial Shareholder may also call the Corporation at 1-888-272-4900 (toll free) to obtain additional information about the Notice-and-Access Provisions.

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MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of three (3) Directors and a maximum of twelve (12) Directors. There are currently ten (10) Directors. All of the current Directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment thereof. The ten (10) nominees for election as Directors of the Corporation by shareholders (“Director Nominees”) are as follows:

Mac H. Van Wielingen	Harold N. Kvisle
John P. Dielwart	Kathleen M. O’Neill
Fred J. Dyment	Herbert C. Pinder, Jr.
Timothy J. Hearn	William G. Sembo
James C. Houck	Myron M. Stadnyk

If for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified therein that its Common Shares are to be withheld from voting on the election of Directors.

The term of office of each Director Nominee will be from the date of the Meeting until the next annual meeting or until his or her successor is elected or appointed.

See “Director Nominees” in this Information Circular for additional information on the Director Nominees.

The Board of Directors unanimously recommends that the shareholders vote FOR the election of each of the Director Nominees and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the election of each of the Director Nominees.

APPOINTMENT OF AUDITORS

At the Meeting, shareholders will consider an ordinary resolution to appoint the firm of Deloitte LLP, Independent Registered Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders.

See “Corporate Governance Disclosures - Committee Mandates and Responsibilities - Audit Committee” in this Information Circular for additional information regarding the fees paid to our external auditors in 2013.

The Board of Directors unanimously recommends that the shareholders vote FOR the appointment of auditors and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the appointment of auditors.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion and Analysis” section of this Information Circular.

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After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board of Directors has determined to continue to provide shareholders with a “Say on Pay” advisory vote at the Meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the 2014 Annual Meeting of shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board of Directors believes that it is essential for the shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board of Directors.

The Board of Directors unanimously recommends that the shareholders vote FOR the advisory vote on executive compensation and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the advisory vote on executive compensation.

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DIRECTOR NOMINEES

The following pages set out the names of the proposed nominees for election as Directors, defined earlier in this Information Circular as “Director Nominees”, together with their age, place of primary residence, principal occupation, year first elected or appointed as a Director, membership on Committees of the Board of Directors as at December 31, 2013, attendance at Board and Committee meetings during 2013, Directorships of other public and private entities and votes for and withheld at the 2013 Annual Shareholder Meeting (the “2013 AGM”). Also indicated for each Director Nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on December 31, 2013 and, as at such date, the value of such Common Shares and share equivalents.

The Board of Directors has determined that all of the Director Nominees with the exception of John P. Dielwart and Myron M. Stadnyk are independent within the meaning of National Instrument 58-101 entitled Disclosure of Corporate Governance Practice of the Canadian Securities Administrators (“NI 58-101”).

Mac H. Van Wielingen, HBA
Mr. Van Wielingen is a founder of ARC and has served as Chairman of the Board of Directors since 2002, prior thereto he was Vice Chairman and Director. He is Chairman and a founder of ARC Financial Corporation, a private equity investment management company focused on the energy sector in Canada. Previously, Mr. Van Wielingen was a Senior Vice President and Director of a major national investment dealer, responsible for all corporate finance activities in Alberta. Mr. Van Wielingen is also Chairman of the Canadian Centre for Advanced Leadership in Business (CCAL) at the Haskayne School of Business at the University of Calgary. Mr. Van Wielingen holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University.
Co-Chairman of ARC Financial Corporation Calgary, Alberta, Canada Age: 60 Director Since: 1996 Independent
Board and Committee Membership (1)	Membership	Meeting Attendance
	Chairman of the Board	(8/8) 100%
	Human Resources and Compensation	(6/7) 86%
	Policy and Board Governance	(5/5) 100%
	Risk	(5/5) 100%
	Total	(24/25) 96%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Alberta Investment Management Corporation (AIMco)
ARC Financial Corporation
Viewpoint Capital Corporation
Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	175,438,493	99.23
Votes Withheld	1,367,594	0.77
Common Shares and Share Equivalents (2)	Number	Total Value
	770,894	$ 22,795,335

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John P. Dielwart, B.Sc., P.Eng.
In June 2013, Mr. Dielwart joined ARC Financial Corporation as Vice-Chairman and Director. Prior to this, Mr. Dielwart held the position of Chief Executive Officer of ARC until January 1, 2013. As a founding member of the Corporation in 1996, Mr. Dielwart played an instrumental role in its growth and success over the past 17 years. Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as Senior Vice-President and a Director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada. Prior thereto he began his career with a major oil and natural gas company in Calgary. Mr. Dielwart received a Bachelor of Science with Distinction (Civil Engineering) degree from the University of Calgary. Mr. Dielwart is member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a Past-Chairman of the Board of Governors for the Canadian Association of Petroleum Producers (CAPP).
Vice-Chairman of ARC Financial Corporation Calgary, Alberta, Canada Age: 61 Director Since: 1996 Non-Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/8) 88%
	Health, Safety and Environment (Chair)	(2/2) 100%
	Risk	(2/2) 100%
	Total	(11/12) 92%
Current Board Membership Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	ARC Financial Corporation
	Denbury Resources Inc.	Modern Resources Ltd.
	Tesco Corporation	Aspen Leaf Energy Ltd.
Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	176,130,449	99.62
Votes Withheld	675,638	0.38
Common Shares and Share Equivalents (2)	Number	Total Value
	395,166	$ 11,685,058

ARC Resources Ltd. | 2014 | Information Circular 9

Fred J. Dyment, CA
Mr. Dyment has over 30 years of extensive experience in the oil and gas industry and is currently an independent businessman. He has held positions as President and Chief Executive Officer for Maxx Petroleum and President and Chief Executive Officer of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972.
Independent Businessman Calgary, Alberta, Canada Age: 65 Director Since: 2003 Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(8/8) 100%
	Audit	(5/5) 100%
	Reserves	(4/4) 100%
	Risk (Chair)	(5/5) 100%
	Total	(22/22) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
Tesco Corporation
Transglobe Energy Corporation
WesternZagros Resources Ltd.
Major Drilling Group International
Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	159,858,786	90.41
Votes Withheld	16,947,301	9.59
Common Shares and Share Equivalents (2)	Number	Total Value
	62,995	$ 1,862,762

ARC Resources Ltd. | 2014 | Information Circular 10

Timothy J. Hearn, B.Sc.
Mr. Hearn is a retired Chairman, President and Chief Executive Officer of Imperial Oil Limited. He has over 40 years of experience in oil and gas with Imperial Oil. During his time with Imperial Oil he held increasingly senior positions, including President of Exxon Mobil Chemicals, Asia Pacific, and Vice-President of Human Resources for Exxon Mobil Corporation. Mr. Hearn holds a Bachelor of Science degree from the University of Manitoba. He brings extensive corporate board experience to ARC. In addition to his work on corporate boards, Mr. Hearn is the immediate past Chairman of the Calgary Homeless Foundation and is a member of the Advisory Board of the Public Policy School at the University of Calgary. Previously, he has served as the Chairman of the Board of Directors of the C.D. Howe Institute and was a member of the Canada Council of Chief Executives.
Independent Businessman Calgary, Alberta, Canada Age: 69 Director Since: 2011 Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(8/8) 100%
	Health, Safety and Environment	(5/5) 100%
	Human Resources and Compensation (Chair)	(7/7) 100%
	Policy and Board Governance	(5/5) 100%
	Total	(25/25) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
Royal Bank of Canada
Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	176,112,579	99.61
Votes Withheld	693,508	0.39
Common Shares and Share Equivalents (2)	Number	Total Value
	90,951	$ 2,689,421

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James C. Houck, B.Sc., MBA
Mr. Houck has over 30 years of diversified experience in the oil and gas industry. Most recently, he held the position of President and Chief Executive Officer of the Churchill Corporation, a construction and individual services company. Prior thereto he was President and Chief Executive Officer of Western Oil Sands. The greater part of his career was spent with ChevronTexaco Inc., where he held a number of senior Management and Officer positions, including President, Worldwide Power and Gasification Inc., and Vice President and General Manager, Alternate Energy Department. Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco's conventional oil and gas operations. Mr. Houck has a Bachelor of Engineering Science degree from Trinity University in San Antonio and a Masters in Business Administration from the University of Houston.
Independent Businessman Calgary, Alberta, Canada Age: 66 Director Since: 2005 Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(8/8) 100%
	Audit	(5/5) 100%
	Health, Safety and Environment (Past)(3)	(4/4) 100%
	Reserves (Chair)	(4/4) 100%
	Risk	(1/1) 100%
	Total	(26/26) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
WesternZagros Resources Ltd.
Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	176,206,210	99.66
Votes Withheld	599,877	0.34
Common Shares and Share Equivalents (2)	Number	Total Value
	36,813	$ 1,088,560

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Harold N. Kvisle, B.Sc., P.Eng., MBA
Mr. Kvisle is currently the President and Chief Executive Officer of Talisman Energy. He has over 35 years of energy industry experience and has worked in both the oil and gas and utilities and power industries. Mr. Kvisle joined TransCanada Corporation in 1999 where he held the position of President and Chief Executive Officer until 2010. Prior to joining TransCanada, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Ltd. Mr. Kvisle holds a Bachelor of Science in Engineering degree from the University of Alberta and a Masters in Business Administration from the University of Calgary.
President and Chief Executive Officer Talisman Energy Inc. Calgary, Alberta, Canada Age: 61 Director Since: 2009 Independent

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/8) 88%
	Human Resources and Compensation	(2/2) 100%
	Policy and Board Governance	(4/5) 80%
	Risk (Past)(3)	(3/4) 75%
	Total	(16/19) 84%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Northern Blizzard Resources Inc.
Talisman Energy Inc.

Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	175,875,103	99.47
Votes Withheld	930,984	0.53
Common Shares and Share Equivalents (2)	Number	Total Value
	49,527	$ 1,464,513

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Kathleen M. O’Neill, B.Comm, FCA
Ms. O’Neill is a Corporate Director and has extensive experience in accounting and financial services. Previously, she was an Executive Vice-President of the Bank of Montreal (BMO) Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O’Neill is an FCA (Fellow of the Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors. Ms. O’Neill was a member of the Steering Committee on Enhancing Audit Quality sponsored by the Canadian Institute of Chartered Accountants and the Canadian Public Accountability Report.
Independent Business Person Toronto, Ontario, Canada Age: 60 Director Since: 2009 Independent

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(8/8) 100%
	Audit (Chair)	(5/5) 100%
	Health, Safety and Environment	(2/2) 100%
	Human Resources and Compensation (Past)(3)	(5/5) 100%
	Risk	(1/1) 100%
	Total	(21/21) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Cadillac Fairview
Finning International Inc.
Invesco Canada Funds (Invesco Canada Fund Inc. and Invesco Corporate Class Inc.)

Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	176,157,279	99.63
Votes Withheld	648,808	0.37

Common Shares and Share Equivalents (2)	Number	Total Value
	36,719	$ 1,085,781

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Herbert C. Pinder, Jr., B.Arts, L.L.B., MBA
Mr. Pinder is the President of the Goal Group, a private equity management firm located in Saskatoon, Saskatchewan. Previously he managed a family business as President of Pinder Drugs. He is an experienced corporate director and brings a varied business background to ARC. Mr. Pinder has a Bachelor of Arts degree from the University of Saskatchewan, a Bachelor of Law degree from the University of Manitoba and a Masters in Business Administration degree from Harvard University Graduate School of Business.
Independent Businessman Saskatoon, Saskatchewan, Canada Age: 67 Director Since: 2006 Independent

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	(8/8) 100%
	Human Resources and Compensation	(7/7) 100%
	Policy and Board Governance (Chair)	(5/5) 100%
	Reserves	(4/4) 100%
	Total	(24/24) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Cavalier Enterprises Ltd.
	Renegade Petroleum Ltd.	Tournament Exploration Ltd.

Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	175,393,500	99.20
Votes Withheld	1,412,587	0.80

Common Shares and Share Equivalents (2)	Number	Total Value
	79,768	$ 2,358,740

ARC Resources Ltd. | 2014 | Information Circular 15

William G. Sembo
Mr. Sembo recently retired from his role as Vice Chairman at RBC Capital Markets LLC. With over 40 years of industry experience, Mr. Sembo has spent the majority of his career in energy investment banking. He has expertise in investment banking, corporate credit and mergers and acquisitions. Prior to joining RBC in 1986, Mr. Sembo held Corporate Finance and Financial Planning positions with Toronto Dominion Bank and Asamera Inc., respectively. Mr. Sembo has a Bachelor of Arts in Economics from the University of Calgary. He brings extensive capital markets expertise as well as a broad base of corporate governance experience to ARC, having served as a director for both private and public boards as well as numerous not-for-profit organizations.
Independent Businessman Calgary, Alberta, Canada Age: 60 Director Since: 2013 Independent

Board and Committee Membership (1)(4)	Membership	Meeting Attendance
	Director	(2/2) 100%
	Audit	-
	Reserves	-
	Total	(2/2) 100%
Current Public Board Membership	Public Boards	Private Boards
	ARC Resources Ltd.	OMERS Energy Services
CEDA International

Common Shares and Share Equivalents (2)	Number	Total Value
	10,478	$ 309,834

ARC Resources Ltd. | 2014 | Information Circular 16

Myron M. Stadnyk

Mr. Stadnyk is President and Chief Executive Officer of ARC and has overall Management responsibility for the Corporation. Mr. Stadnyk joined ARC in 1997, as the Corporation’s first operations employee, and in 2005 was appointed Senior Vice President, Operations and Chief Operating Officer. From 2009 to December 31, 2012, he held the position of President and Chief Operating Officer. Prior to joining ARC, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations. He holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management program. Mr. Stadnyk joined ARC’s Board of Directors in 2013. He is a member of the Association of Professional Engineers and Geoscientists of Alberta, Saskatchewan, Manitoba and British Columbia and currently serves as a Governor for the Canadian Association of Petroleum Producers.

President and Chief Executive Officer ARC Resources Ltd. Calgary, Alberta, Canada Age: 51 Director Since: 2013 Management Director

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	100%
Mr. Stadnyk is not a member of any Committees, however he attended substantially all of the Committee meetings during 2013.
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil

Voting Results of 2013 AGM	Number of Votes	% of Votes
Votes For	176,180,142	99.65
Votes Withheld	625,945	0.35
Common Shares and Share Equivalents (2)	Number	Total Value
	268,366	$ 7,935,583

(1)	Committee membership includes current membership as at December 31, 2013 and past committees that the Director was a member of during 2013.
(2)	See “Share Ownership Requirements” for detailed breakdown of Common Shares and share equivalents for 2013 and 2012. Share equivalents includes DSUs issued under the Directors Deferred Share Unit Plan as at December 31, 2013. Share equivalents does not include PSUs issued under the RSU and PSU Plan and options issued under the Share Option Plan to Mr. Dielwart and Mr. Stadnyk.
(3)	Indicates past committees that the Director was a member of during 2013 and attended certain meetings but was no longer a member of such committees as at December 31, 2013 due to changes in committee composition during 2013.
(4)	Mr. Sembo was appointed to the Board on November 6, 2013 and is a member of the Audit Committee and the Reserves Committee, however there were no meetings of those committees following his appointment in 2013.

MAJORITY VOTING FOR DIRECTORS

The Board has adopted a policy stipulating that if the votes in favour of the election of a Director Nominee at a Shareholders' Meeting represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the Policy and Board Governance Committee's consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable shareholders’ meeting. Resignations will be accepted except in situations where special circumstances would warrant the applicable Director’s continuation as a Board member. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested Director elections.

BOARD TENURE

ARC does not have a policy for term limits for Directors. We believe that it is critical that Directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term Directors accumulate extensive company knowledge while new Directors bring new experience and perspectives to the Board. It is important to achieve an appropriate balance of both to ensure an effective Board.

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During 2013, one Director, Walter DeBoni, retired. On November 6, 2013, William Sembo joined the Board of Directors.

As at December 31, 2013, the Board of Directors of the Corporation was comprised of nine non-management Directors with an average tenure of eight years on the Board. The tenure of the nine non-management Directors currently on the Board is summarized below:

• 33 per cent (3 Directors) have been on the Board for greater than 10 years
• 45 per cent (4 Directors) have been on the Board for a period of five to ten years
• 22 per cent (2 Directors) have been on the Board for less than five years

REMUNERATION OF DIRECTORS

DIRECTOR COMPENSATION PHILOSOPHY AND OBJECTIVES

The compensation program for ARC’s non-management Directors is designed to attract and retain high quality individuals with the experience and capability to meet the responsibilities of a Board member and to align the interests of Directors with the interests of shareholders. The Board reviews Directors’ compensation on a biennial basis through an analysis of the proxy circulars of other oil and gas companies together with a review of Director compensation surveys performed by third parties, to ensure that the composition of ARC’s compensation program is appropriate and that total compensation is competitive.

For the purposes of benchmarking Director compensation, ARC reviews and considers data from a group of Canadian energy industry peers. The peer group is determined based on production levels, total enterprise value, and nature and location of operations to ensure consistency and relevancy of the comparison. The following table lists the companies which were included in ARC’s 2013 proxy peer group for purposes of benchmarking Director compensation.

Proxy Peer Group - Canadian Oil and Gas Production Companies
Cenovus Energy Inc.	Suncor Energy Inc.
Canadian Natural Resources Ltd.	Talisman Energy Inc.
Bonavista Energy Corporation	Tourmaline Oil Corporation
Encana Corporation	Vermilion Energy Inc.
Penn West Petroleum Ltd.	Peyto Exploration & Development Corporation
Crescent Point Energy Corporation	Baytex Energy Corporation
Pengrowth Energy Corporation	Lightstream Resources
Enerplus Corporation	Trilogy Energy Corporation

ARC's compensation program for non-management Directors consists of two elements: Board and Committee retainer fees; and equity based compensation known as Deferred Share Units ("DSUs").

Board and Committee retainer fees represent approximately 45% of a non-management Director's total compensation and are paid in cash, subject to the Director electing to receive all or a portion of his or her retainer in DSUs. The remaining approximately 55% of a non-management Director's total compensation is paid through the issuance of DSUs.

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As a result of the ability of a non-management Director to elect to receive all or a portion of his or her retainer fees in DSUs, a director may receive up to 100% of his or her total compensation in the form of DSUs. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. For additional information on the DSU Plan and the terms of the DSUs, see “Equity Based Compensation” below as well as Schedule E to this Information Circular.

The payment of Board and Committee retainers and granting of DSUs occurs on a quarterly basis. The two elements of ARC's compensation program for non-management Directors are described below.

BOARD AND COMMITTEE RETAINERS

The following table outlines the Board and Committee retainer fee schedule for non-management Directors for 2013. There were no changes to the fee schedule during 2013.

2013 Directors Fees
Board Chair Retainer	$155,000
Vice Chair Retainer (1)	$90,000
Board Member Retainer	$55,000
Audit Committee Chair	$25,000
Human Resources and Compensation Committee Chair	$17,500
Other Committee Chair	$12,500
Committee Member	$10,000

(1)	Walter DeBoni was the Vice Chair of the Board until his retirement on May 15, 2013. There is not currently a Vice Chair of the Board.

EQUITY BASED COMPENSATION

ARC believes that equity based compensation for Directors provides for greater alignment of the interests of Directors and shareholders. ARC’s non-management Directors receive equity based compensation in the form of DSUs which are notional shares granted to the Director and are linked directly to the share price performance from the grant date to the date on which the DSUs are redeemed. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. In addition, each time that dividends are paid on the Common Shares, the number of DSUs in the Directors’ DSU account is increased to reflect the value of dividends that are paid on the notional underlying Common Shares.

The number of DSUs awarded to non-management Directors from time-to-time is calculated by dividing the value of the award by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of grant. On the date that a holder of DSUs ceases to be a Director of ARC, he or she has until December 1st in the calendar year following the date on which the holder ceases to be a Director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of settlement.

Commencing in 2011, non-management Directors no longer participate in the RSU and PSU Plan.

Non-management Directors are not eligible to receive stock options.

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TOTAL DIRECTOR COMPENSATION

The following table details total compensation paid to each non-management Director during 2013.

Director	Board Retainer	Committee Chair Retainer	Committee Member Retainer	Total Retainer Fees Earned	Additional Compensation(1)	Total Compensation	Portion of total compensation taken as Cash	Portion of total compensation taken as DSUs(2)
Van Wielingen	$155,000	$-	$30,000	$185,000	$231,296	$416,296	$-	$416,296
DeBoni(3)	$33,626	$4,670	$11,209	$49,505	$61,908	$111,414	$36,856	$74,558
Dielwart(4)	$34,451	$7,830	$12,527	$54,808	$68,585	$123,393	$-	$123,393
Dyment	$55,000	$12,500	$30,000	$97,500	$121,875	$219,375	$98,675	$120,700
Hearn	$55,000	$17,500	$30,000	$102,500	$128,125	$230,625	$103,733	$126,892
Houck	$55,000	$12,500	$30,000	$97,500	$121,875	$219,375	$76,729	$142,646
Kvisle	$55,000	$-	$20,000	$75,000	$93,815	$168,815	$-	$168,815
O’Neill	$55,000	$25,000	$26,264	$106,264	$132,830	$239,093	$59,719	$179,374
Pinder	$55,000	$12,500	$30,000	$97,500	$121,924	$219,424	$-	$219,424
Sembo(5)	$8,370	$-	$3,043	$11,413	$14,266	$25,679	$11,550	$14,129
Total	$561,446	$92,500	$223,043	$876,990	$1,096,499	$1,973,489	$387,262	$1,586,227

(1)	This amount is equal to approximately 125% of the amount of Total Retainer Fees Earned, and must be taken as DSUs.
(2)	Approximately 55% of a Director's Total Compensation is paid in DSU’s, the remaining portion of approximately 45% may be paid in cash or the Director may elect to increase the percentage of DSUs.
(3)	Mr. DeBoni retired from the Board on May 15, 2013.
(4)	Mr. Dielwart became a non-management Director on May 16, 2013.
(5)	Mr. Sembo was appointed to the Board on November 6, 2013.

EQUITY BASED AWARDS – OUTSTANDING AND VESTED DURING 2013

The following table sets forth information in respect of the DSU awards held by non-management Directors which were outstanding as at December 31, 2013 (all of which have vested) and in respect of the value of RSU awards held by non-management Directors which vested during the year ended December 31, 2013.

DSUs outstanding as at December 31, 2013(1)			RSUs vested during 2013 (1)(2)
	Number of DSUs	Estimated Payout Value of DSUs(3)	Number of RSUs	Value of RSUs(4)
Van Wielingen	52,454	$1,551,065	3,927	$104,098
Dielwart	4,501	$133,095	1,523	$40,376
DeBoni (5)	-	$-	2,577	$68,312
Dyment	15,808	$467,443	2,174	$57,609
Hearn	11,101	$328,257	-	$-
Houck	17,053	$504,257	1,770	$46,906
Kvisle	21,527	$636,553	1,491	$39,513
O’Neill	18,851	$557,424	1,482	$39,277
Pinder	27,665	$818,054	2,001	$53,023
Sembo	478	$14,134	-	$-

(1)	Excludes Mr. Stadnyk as he was a management Director during 2013.
(2)	RSUs held by Mr. Dielwart which vested in 2013 were awarded to him in relation to his former role as CEO.
(3)	Calculated based on the closing price of the Common Shares on December 31, 2013 of $29.57 multiplied by the number of DSUs on such date adjusted to reflect cash dividends on the underlying Common Shares for the period from the grant date to December 31, 2013. DSUs vest immediately upon grant but cannot be redeemed until death or retirement of the Director.
(4)	Calculated based on the closing price of the Common Shares on the five days prior to the vesting date ($26.64 on March 15, 2013 and $26.39 on September 15, 2013) multiplied by the number of RSUs adjusted to reflect cash dividends (distributions prior to 2011) on the underlying Common Shares (Trust Units prior to 2011) from the grant date to the vesting date. Represents actual payout for RSU’s which vested during 2013.
(5)	On June 3rd, 2013, following his retirement as a Director earlier in the year, Mr. DeBoni redeemed all of the 27,587 DSUs which were held by him and received payment of an aggregate $779,067. This payment amount was calculated based on the closing price of the Common Shares on the five days prior to the redemption date multiplied by the number of DSUs adjusted to reflect cash dividends (distributions prior to 2011) on the underlying Common Shares (Trust Units prior to 2011) from the grant date to the redemption date.

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The table above does not include any share based compensation which was outstanding and held by Mr. Dielwart, as at December 31, 2013, other than DSUs which were awarded to him in 2013 in his capacity as a non-management Director. Mr. Dielwart however does continue to hold PSUs and stock options which were awarded to him in relation to his former role as Chief Executive Officer (“CEO”). In particular, as at December 31, 2013, Mr. Dielwart held an aggregate 138,660 unvested PSUs which had a median value of approximately $4,100,176 (range of $nil to $8,200,352 subject to a performance multiplier that may vary from zero to two). Mr. Dielwart also held an aggregate 148,748 unvested stock options which had a value of approximately $1,371,831, both values having been calculated in the same manner that ARC has valued the unvested PSUs and unvested stock options held by its Named Executive Officers as described later in this Information Circular under "2013 Executive Compensation". As a Director, Mr. Dielwart is no longer eligible to receive PSUs and Options, but the PSUs and Options he received during his tenure as CEO will continue to vest under the terms of those plans.

The table above also does not include any share based compensation held by Mr. Dielwart which vested during 2013 other than, DSUs which were awarded to him in 2013 in his capacity as a non-management Director and RSUs which were awarded to him during his tenure as CEO. In addition to the RSUs which vested in 2013, Mr. Dielwart held PSU’s which vested during 2013 and which were awarded to him during his tenure as CEO. During 2013, 72,909 PSUs held by Mr. Dielwart vested with a value of $3,865,568 as calculated in the same manner that ARC has valued the PSUs which vested during 2013 and were held by its Named Executive Officers as described under “2013 Executive Compensation”.

SHARE OWNERSHIP REQUIREMENTS

In order to align the interests of Directors with those of the shareholders, each non-management Director is required to own a minimum of 20,000 Common Shares or share equivalents of the Corporation after having been on the Board for five years. A minimum of 10,000 Common Shares or share equivalents must be held after three years on the Board. The Board of Directors considered an ownership requirement based on a multiple of fees received but determined that setting a numeric threshold of

20,000 Common Shares or share equivalents, that at the time was approximately equal to three times the retainer fees for the Chairman of the Board and in excess of four times the retainer fees for other Board members, was appropriate. As at December 31, 2013, and as outlined in the following page, all non-management Directors meet or exceed the minimum share ownership requirement. Management Directors are subject to separate share ownership requirements which are outlined in the “Compensation Discussion and Analysis” section of this Information Circular.

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Director	Year Ended December 31, 2013 and 2012	Common Shares	DSUs(1)	Total Common Shares and share equivalents excluding RSUs	Total Market value of Common Shares and share equivalents excluding RSUs(2)	RSUs(1)	Total Common Shares and share equivalents including RSUs	Total Market value of Common Shares and share equivalents including RSUs(2)	Value at risk as multiple of Retainer Fees paid(3)	Meets Minimum Share Ownership Guidelines(3)
Van Wielingen	2013	718,440	52,454	770,894	$22,795,335	-	770,894	$22,795,335	123	Yes
	2012	818,440	35,386	853,826	$20,867,507	3,834	857,660	$20,961,210	116	Yes
Dielwart (4)	2013	390,665	4,501	395,166	$11,685,058	-	395,166	$11,685,058	213	Yes
	2012	379,452	-	379,452	$9,273,807	1,487	380,939	$9,310,149	NA	NA
Dyment	2013	47,187	15,808	62,995	$1,862,762	-	62,995	$1,862,762	19	Yes
	2012	57,187	10,833	68,020	$1,662,409	2,121	70,141	$1,714,246	18	Yes
Hearn	2013	79,850	11,101	90,951	$2,689,241	-	90,951	$2,689,421	26	Yes
	2012	61,850	6,115	67,965	$1,661,065	-	67,965	$1,661,065	20	Yes
Houck	2013	19,760	17,053	36,813	$1,088,560	-	36,813	$1,088,560	11	Yes
	2012	19,380	11,246	30,626	$748,499	1,727	32,353	$790,707	9	Yes
Kvisle	2013	28,000	21,527	49,527	$1,464,513	-	49,527	$1,464,513	20	Yes
	2012	28,000	14,594	42,594	$1,040,997	1,455	44,049	$1,076,558	14	Yes
O’Neill	2013	17,868	18,851	36,719	$1,085,781	-	36,719	$1,085,781	10	Yes
	2012	16,057	11,669	27,726	$677,623	1,446	29,172	$712,964	8	Yes
Pinder	2013	52,103	27,665	79,768	$2,358,740	-	79,768	$2,358,740	24	Yes
	2012	50,687	18,668	69,355	$1,695,036	1,953	71,308	$1,742,768	19	Yes
Sembo (5)	2013	10,000	478	10,478	$309,834	-	10,478	$309,834	27	Yes
	2012	NA	NA	NA	NA	NA	NA	NA	NA	NA

(1)	The number of DSUs reflects dividends paid on Common Shares to December 31, 2013 or 2012, as applicable, and the number of RSUs has been adjusted to reflect such dividends.
(2)	Value based on closing share price of Common Shares of $29.57 at December 31, 2013 ($24.44 at December 31, 2012).
(3)	Based on total market value of Common Shares and share equivalents including DSUs and RSUs.
(4)	Mr. Dielwart was the CEO of ARC until December 31, 2012 and became a non-management Director on May 16, 2013.

(5)	Mr. Sembo was appointed to the Board on November 6, 2013. Mr. Sembo meets the minimum share ownership requirement of 10,000 common share and share equivalents within three years on the Board. Mr. Sembo has until November 6, 2018 to accumulate an additional 9,522 shares or share equivalents to meet the minimum share ownership of 20,000 share and share equivalents within five years on the Board.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled Disclosure of Corporate Governance Practices requires that if management of an issuer solicits proxies from its security holders for the purpose of electing Directors that certain prescribed disclosure respecting corporate governance matters be included in its management Information Circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101.

ABOUT THE BOARD

The Board is responsible for the stewardship of ARC with oversight in several key areas including vision, strategy and leadership, risk management, succession planning, and corporate governance practices. The Board’s duties are set out in the Board Mandate which is reviewed each year and found in Schedule B.

The Board of Directors, in part, performs its mandated responsibilities through the activities of its six Committees outlined below. Each of the six Committees has their own mandate which is reviewed and approved each year. The Audit, Human Resources and Compensation, Policy and Board Governance and Reserves Committees are comprised entirely of independent Directors. The Board of Directors has determined that with the exception of John P. Dielwart, the former CEO of ARC, none of the Directors who serve on any Board Committees have a material relationship with ARC that could reasonably interfere with the exercise of a Director’s independent judgment.

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Audit Committee	Health, Safety and Environment Committee (3)
Human Resources and Compensation Committee (1)	Reserves Committee
Policy and Board Governance Committee (2)	Risk Committee
(1)	Referred to as “HRC Committee” or “HRCC”.
(2)	Referred to as “Governance Committee”.
(3)	Referred to as “HSE Committee”.

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board of Directors and members of management hold strategic planning sessions at least annually and revisit strategic planning at each quarterly meeting of the Board of Directors. Significant operational decisions and all decisions relating to the following are made by the Board of Directors:

•	the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time-to-time;
•	the approval of capital expenditure budgets
•	the establishment of credit facilities
•	issuances of additional Common Shares
•	the determination of the amount of dividends paid on Common Shares

The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the Chair of the Board and the CEO with a view of ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management. As such, the CEO reports directly to the Board of Directors. The Chair of the Board is an Independent Director and is responsible for managing the affairs of the Board and its Committees, including ensuring the Board of Directors is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Risk Oversight

Over the past several years, there has been increasing focus on identification, management, mitigation and reporting of risks. The Board is responsible for the identification of principal risks of the business and to ensure that all reasonable steps are taken to ensure the implementation of appropriate systems and procedures to manage such risks. The Board established a Risk Committee in 2008 to assist the Board of Directors in meeting its responsibilities with respect to risk identification, oversight and mitigation. The Risk Committee maintains a “Business Risk Matrix” which identifies risks to the organization along with a ranking of severity of such risks. The Business Risk Matrix is reviewed at least annually by the Board. ARC has categorized the organizational risks as follows:

Strategic	Operational
Financial	Culture, Organizational
Governance, Regulatory/Legal, Compliance

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The Board has assigned responsibility for specific risk oversight and mitigation to the appropriate committee as outlined below:

Committee	Risk Oversight Responsibility	Specific Risk Oversight
Risk

Identify the principal business, financial, organizational and other risks of the Corporation

Ensure management, Board or Committee takes adequate steps to mitigate risks

Establish accountability for such mitigation

Commodity price risk, Hedging program, credit risk monitoring and mitigation, insurance
Audit	Financial reporting risk oversight Financial compliance risk oversight	Internal Controls, integrity of reporting systems, compliance with financial and regulatory requirements, compliance with financial contractual requirements
HRCC	Talent management and succession risk oversight Compensation risk oversight	Succession planning, compliance with contractual requirements
Governance	Governance and regulatory risk oversight	Compliance with Corporate Governance, legal and regulatory requirements
Reserves	Reserves evaluation and reserves reporting risk oversight	Accuracy and Integrity of Reserves evaluation and reporting, compliance with regulatory requirements
HSE	Health, safety and environment risk oversight Infrastructure integrity and security risk oversight Operational risk oversight	Operational performance monitoring and reporting, compliance with operational regulatory requirements

See “Committee Membership, Mandates, Responsibilities and Other Information” for additional information with respect to the Committee mandates and responsibilities.

Succession Planning

The Board of Directors takes responsibility for senior officer succession planning and specifically, succession planning for the CEO. Succession planning is an agenda item at all quarterly Human Resources and Compensation Committee meetings where the President and CEO provides regular updates on the progression and development of individual executives. Succession planning is frequently a part of the Board agenda and in-camera discussions and is discussed formally at least on an annual basis. At these sessions, the Board of Directors and the President and CEO discuss succession plans and candidates for all senior officer positions, including the CEO role. Mr. Stadnyk, was appointed to the role of President and CEO effective January 1, 2013 upon the retirement of John Dielwart. Mr. Stadnyk is a long-time ARC employee who was appointed to the position of President of the Corporation in 2009. The Board had been preparing Mr. Stadnyk for his promotion to CEO of the Corporation for a number of years.

The Board of Directors meet for an informal dinner session the evening prior to every regularly scheduled Board meeting. This provides the Board the opportunity to meet in a less formal atmosphere to discuss succession planning, corporate culture and a variety of other topics as well as strengthening the Directors’ collegial working relationship.

The Board of Directors and its Committees have access to senior management on a regular basis as Mr. Stadnyk, the President and CEO, is a Director and attends all meetings of the Board of Directors and its Committees, along with other executive officers

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who are invited to attend Directors meetings and Committee meetings to provide necessary information to facilitate decision making activities. All executive officers of the Corporation attend the annual strategic planning session providing additional opportunity for the Board to interact with management. The Corporation has also recently added an annual luncheon with the Directors where the next level of management below the executive level are in attendance, providing the opportunity for the Board to meet this group of individuals.

The Charter of the Board of Directors and the Mandate of the Board of Directors are attached as Schedules A and B, respectively, and describe in more detail the general duties of the Board, its composition, retirement policies and other matters.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that a majority of the Directors (eight of the ten Directors) standing for election are considered to be independent within the meaning of NI 58-101 (“Independent”), which prescribes that such Director is independent if he or she has no material relationship with the Corporation. A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors has determined that all of its current Directors, with the exception of John Dielwart and Myron Stadnyk, are independent. John Dielwart retired as CEO of the Corporation on December 31, 2012 and is not considered to be independent. Myron Stadnyk is the current President and CEO of the Corporation and is not independent.

INDEPENDENCE OF BOARD CHAIR

The Board of Directors has determined that the Chair of the Board, Mac Van Wielingen, is an Independent Director within the meaning of NI 58-101. The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the Chair of the Board of Directors which includes managing and developing a more effective Board, ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations.

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INTERLOCKING BOARDS

The Board’s charter does not specifically prohibit interlocking Board positions. The Board prefers to examine each situation on its own merits with a view to examine material relationships which may affect independence. The interlocking Board memberships among our Directors as at March 13, 2014 are outlined below.

Company	Director	Committee Membership
Director and Chairman of the Board
	Fred J. Dyment	Audit Committee
WesternZagros		Health, Safety, Environment and Security Committee
Resources Ltd.		Director
	James C. Houck	Compensation Committee
Governance Committee (Chair)
Director
	John P. Dielwart	Audit Committee
Tesco		Compensation Committee
Corporation		Director
	Fred J. Dyment	Audit Committee
Compensation Committee

The Board has determined that the above common Board memberships do not impair the ability of these Directors to exercise independent judgment as a member of our Board of Directors.

COMMITTEE COMPOSITION

There are six Committees of the Board of Directors, all of which are comprised entirely of Independent Directors, with the exception of the HSE Committee and the Risk Committee on which John Dielwart is either the committee Chair or a member. During 2013, one Director retired from the Board and one new Director was appointed. In response to the changes to the Board members and in recognition of increasing responsibilities and time commitments of Directors, certain changes were made to the composition of the Committees of the Board of Directors during 2013. The following table outlines the composition of the Board Committees as at December 31, 2013.

			Committee Composition at December 31, 2013
Director	Year Appointed	Independent	Audit	HRCC	Governance	HSE	Reserves	Risk
Independent Directors:
Van Wielingen	1996	√		√	√			√
Dyment	2003	√	√				√	Chair
Hearn	2011	√		Chair	√	√
Houck	2008	√	√				Chair	√
Kvisle	2009	√		√	√
O’Neill	2009	√	Chair			√		√
Pinder	2006	√		√	Chair		√
Sembo (3)	2013	√	√				√
Non-Independent Directors:
Dielwart	1996	(1)				Chair		√
Management Directors:
Stadnyk	2013	(2)

(1)	Mr. Dielwart was the CEO of ARC Resources Ltd. until his retirement on December 31, 2012 and therefore is not independent.

(2)	Mr. Stadnyk is the current President and CEO of ARC Resources and therefore is not independent.
(3)	Mr. Sembo was appointed to the Board on November 6, 2013.

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BOARD AND COMMITTEE MEETING ATTENDANCE

Directors are expected to attend all meetings of the Board and the committees on which they participate either in person or by teleconference subject to unavoidable conflicts. Directors are also expected to attend the annual shareholder meeting. At a minimum, Directors are expected to attend at least 75% of such Board and Committee meetings held in the year. Directors are welcome to attend all Committee meetings regardless of membership.

During 2013, Board and Committee meetings attendance was 95% for non-management Directors as outlined below. Mr. Stadnyk is a management Director and is not a member of any Committees, however he attended substantially all such Committee meetings during 2013.

Director (1)	Board Meeting Attendance	Audit	HRCC	Governance	HSE	Reserves	Risk	Total Board and Committee Meeting Attendance
Van Wielingen	8 of 8		6 of 7	5 of 5			5 of 5	96%
DeBoni (2)	3 of 4	3 of 3			2 of 3	0 of 2		67%
Dielwart	7 of 8				2 of 2		2 of 2	92%
Dyment	8 of 8	5 of 5				4 of 4	5 of 5	100%
Hearn	8 of 8		7 of 7	5 of 5	5 of 5			100%
Houck	8 of 8	5 of 5			4 of 4	4 of 4	1 of 1	100%
Kvisle	7 of 8		2 of 2	4 of 5			3 of 4	84%
O'Neill	8 of 8	5 of 5	5 of 5		2 of 2		1 of 1	100%
Pinder	8 of 8		7 of 7	5 of 5		4 of 4		100%
Sembo (3)	2 of 2	-				-		100%

(1)	Does not include Mr. Stadnyk who was a management Director during 2013.
(2)	Mr. DeBoni retired from the Board on May 15, 2013. Meeting attendance includes all meetings from January 1, 2013 through May 15, 2013.
(3)	Mr. Sembo was appointed to the Board on November 6, 2013. Meeting attendance includes all meetings from November 6, 2013 through December 31, 2013. Mr. Sembo is a member of the Audit Committee and the Reserves Committee; however there were no meetings of those Committees following the date of his appointment in 2013.

BOARD AND COMMITTEE MEETINGS WITHOUT MANAGEMENT

The Independent Directors meet without members of management present at every meeting of the Board of Directors and at every meeting of all Committees of the Board of Directors.

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COMMITTEE MEMBERSHIP, MANDATES, RESPONSIBILITIES AND OTHER INFORMATION

Set forth below is information with respect to each of the Committees of the Board of Directors, including membership and a description of their Board approved mandate which outlines the roles and responsibilities of the Committee and in some cases, certain other information

Audit Committee
Current Members	All members of the Audit Committee are independent and financially literate. • Kathleen M. O’Neill (Chair) • Fred J. Dyment • James C. Houck • William G. Sembo
Membership changes during 2013	Incoming Members • William G. Sembo Departing Members • Walter DeBoni (retired)
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Adequacy and effectiveness of internal controls and process over financial reporting

•     Review of annual and quarterly financial statements

•     Review of financial information included in prospectuses, MD&A, Information Circular, AIF and financial press releases

•     Review terms of engagement of external auditors and conduct of external audit

•     Review and approval of all audit and non-audit services performed by the external auditor

•     Compliance with legal and regulatory requirements

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the Audit Committee was extensively rewritten in 2013 to more clearly and accurately reflect current governance practices, ARC's internal practices and securities regulation regarding financial reporting and related public disclosure, internal controls over financial reporting and information and the appointment of ARC's external auditors.

For more information relating to the background of the Audit Committee members, see "Director Nominees”.

The Audit Committee pre-approves all audit and non-audit services performed by the Corporation’s external auditor. The aggregate fees billed by the Corporation’s external auditor for audit services in 2013 and 2012 are summarized below.

	Billed in 2013	Billed in 2012
Audit fees	$939,043	$864,318
Audit-related fees(1)	$-	$69,291
Total Audit and Audit-related fees	$939,043	$933,609
Non-audit fees(2)	$-	$-
Other fees(3)	$18,003	$16,329
Total Fees	$957,046	$949,938

(1)	The aggregate fees billed by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements but which are not included in audit services fees.
(2)	The aggregate fees billed by our external auditor for municipal property tax compliance, tax advice and tax planning.
(3)	The assessment fee billed by The Canadian Public Accountability Board per the National Instrument 52-108 Auditor Oversight mandate for reporting issues to have an audit completed by a CPAB participant firm.

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Human Resources and Compensation Committee
Current Members	All members of the Human Resources and Compensation Committee are independent. • Timothy J. Hearn (Chair) • Harold N. Kvisle • Herbert C. Pinder, Jr. • Mac H. Van Wielingen
Membership changes during 2013	Incoming Members • Harold N. Kvisle Outgoing Members • Kathleen M. O’Neill
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review of compensation, including cash and compensation consisting of salary and bonuses, and the number of PSUs and RSUs and Options awarded for all staff including the officers of the Corporation but excluding the CEO

•     Review of human resource policies and programs, performance and management, benefit programs, resignations and terminations, training and development, succession planning and organizational planning and design

•     Review of Employment contracts or other major agreements for employees

•     Annual performance review of the CEO, and review of the CEO’s appraisal of officers’ performance

•     The Committee reviews and provides recommendations to the Board of Directors on the compensation for the CEO

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the Human Resources and Compensation Committee was revised in 2013 to require all members of the committee to be independent in addition to a few other minor amendments.

See “Compensation Discussion and Analysis” in this Information Circular for more information in relation to the role of the HRCC in determining executive compensation.

In addition to the background information on the members of the Human Resources and Compensation Committee provided under “Director Nominees”, the following provides a summary of the human resources and executive compensation experience of each member of the Committee.

Timothy J. Hearn (Chair) - Mr. Hearn has extensive leadership experience in human resources management, compensation and executive development from both a business leadership position and human resource function management. He was ExxonMobil’s Vice President of Human Resources for five years where he was responsible for all aspects of the function globally. He culminated his career as Chief Executive Officer of Imperial Oil Ltd. where the Vice-President of Human Resources reported directly to him and provided the overall strategic direction of the human resources function. Mr. Hearn has also served on the Compensation Committee of another public company’s Board.

Harold N. Kvisle - Mr. Kvisle has extensive experience as an energy-sector chief executive, with overall responsibility for the organization, human resources and compensation at major and mid-sized companies. Mr. Kvisle has served on the Human Resources and Compensation Committees of several corporate Boards, including a major financial institution, an international manufacturing enterprise and several Canadian energy companies. Mr. Kvisle joined the ARC Human Resources and Compensation Committee in 2013.

Herbert C. Pinder, Jr. - Mr. Pinder has more than 25 years of experience as a Corporate Director, comprising roughly 30 Boards with at least half of those as a member of the Compensation Committee (often as the Chair) and Governance Committee (often as the Chair). Over time, Mr. Pinder has developed expertise and has kept current as a practitioner including having attended a Seminar at Harvard Business School Entitled “Compensation Committees: New Challenges, New Solutions”. Mr. Pinder

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has been a member of the Human Resources and Compensation Committee since joining the Board in January, 2006 and was the Chair of the Committee from 2009 to 2012.

Mac H. Van Wielingen - Mr. Van Wielingen has extensive human resource development experience with a particular focus on leadership and organizational development. He is currently the Chair of the Strategic Advisory Board for the Canadian Centre for Advanced Leadership in Business at the University of Calgary. Mr. Van Wielingen has been a member of the Human Resources and Compensation Committees of numerous Boards and is currently Chair of the Human Resources and Compensation Committee at the Alberta Investment Management Corporation (AIMCo).

Policy and Board Governance Committee
Current Members	All members of the Policy and Board Governance Committee are independent. • Herbert C. Pinder, Jr. (Chair) • Timothy J. Hearn • Harold N. Kvisle • Mac H. Van Wielingen
Membership changes during 2013	There were no changes to the composition of the Policy and Board Governance Committee during 2013.
Mandate

Oversight on behalf of the Board of Directors for the following:

•      Review and assess effectiveness of the Board and Committees and individual members

•      Develop and review of the Corporation’s approach and procedures in relation to governance matters

•      Review and recommendation of procedures to ensure the Board acts independently of management

•      Review of member competencies and skills to identify and recommend new Director nominees

•      Review of the Board and individual member effectiveness and performance through annual assessment

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the Policy and Board Governance Committee was revised in 2013 to require all members of the committee to be independent.

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Health, Safety and Environment Committee
Current Members	All members of the Health, Safety and Environment Committee are independent other than John Dielwart. • John P. Dielwart (Chair) • Timothy J. Hearn • Kathleen M. O’Neill
Membership changes during 2013	Incoming Members • John P. Dielwart • Kathleen M. O’Neill Departing Members • Walter DeBoni (retired) • James C. Houck
Mandate

Oversight on behalf of the Board of Directors for the following:

•      Review of performance with respect to health, safety and environmental programs and activities

•      Review and recommend development and implementation of standards and policies with respect to health, safety and environment

•      Compliance with legal and regulatory requirements

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the Health, Safety and Environment Committee was revised in 2013 to require that a majority of the members of the committee be independent in addition to a few other minor amendments.

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Reserves Committee
Current Members	All members of the Reserves Committee are independent. • James C. Houck (Chair) • Fred J. Dyment • Herbert C. Pinder, Jr. • William G. Sembo
Membership changes during 2013	Incoming Members • William G. Sembo Departing Members • Walter DeBoni (retired)
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review terms of engagement of independent reserve and resources evaluators and conduct of reserves and resources evaluations

•     Review of qualifications, experience and approach to reserves and resources evaluation of the independent engineering firm performing the reserves and resources evaluations

•     Review of annual independent engineering reports

•     Review of reserves and resources data and other information specified in National Instrument 51-101

•     Review of reports on reserves and resources and such information included in the prospectuses and AIF

•     Review terms of engagement of independent land evaluator and conduct of independent land evaluation

•     Review of independent land evaluation report and the public disclosure of this report

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be independent within the meaning of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

The mandate of the Reserves Committee was revised in 2013 to require that a majority of the members of the committee be independent in addition to a few other minor amendments.

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Risk Committee

The Risk Committee was formed in February 2008 to assist the Board of Directors in meeting its responsibilities to generally review the principal organizational, business, financial, operational and strategic risks of the Corporation and to ascertain the allocation of responsibility of the Board of Directors, the Risk Committee or other Committee for review of such risks. The Risk Committee assumes primary responsibility for review of risk assessment and risk management relating to hedging, credit and insurance and the consideration of such matters in light of current risk management policies in place from time-to-time.

Current Members	All members of the Risk Committee are independent other than John Dielwart. • Fred J. Dyment (Chair) • John P. Dielwart • James C. Houck • Kathleen O’Neill • Mac H. Van Wielingen
Membership changes during 2013	Incoming Members • John P. Dielwart • James C. Houck • Kathleen M. O’Neill Departing Members • Harold N. Kvisle
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Identify and review principal business risks of the Corporation, including detailed annual review of business risk matrix document, and the actions taken by the Corporation to mitigate the risks

•     Identify and review the principal financial risks of the Corporation, including but not limited to changes in commodity prices, interest rates, foreign currency exchange rates and counterparty credit and the actions taken by the Corporation to mitigate these risks

•     Ensure all business risks, both financial and operational, are monitored by the

•      appropriate Board Committee

•     Review of hedging mandate and policy to ensure compliance with strategic objectives

•     Review of counterparty credit policy for both financial and physical contracts to ensure compliance with strategic objectives

•     Review of Directors and officers insurance policy

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be independent within the meaning of National Instrument 52-110 Audit Committees.

There were no changes to the mandate of the Risk Committee during the year ended December 31, 2013. Subsequent to year-end 2013, the mandate of the Risk Committee was revised to require that a majority of the members of the committee be independent, and to assign the committee responsibility for oversight of the identification and review of the principal organizational risks of the Corporation.

BOARD CHAIR, COMMITTEE CHAIR AND CEO POSITION DESCRIPTION

The Board of Directors has developed written position descriptions for the Chair of the Board of Directors and the Chair of each Committee of the Board of Directors. In conjunction with the CEO, the Board of Directors has developed a written position description for the CEO. The position descriptions for the Board Chair, Committee Chairs and CEO are available on the Corporation’s website under the Corporate Governance section.

DIRECTOR SKILLS AND EXPERIENCE

The Board and the Policy and Board Governance Committee review the experience, qualifications and skills of our Directors each year to ensure that the composition of the Board and Committees and the competencies and skills of the members are in line with those that the Committee considers the Board and respective Committees should possess.

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The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each Director. The skills matrix is reviewed and updated each year based on self-assessment by each Director whereby each Director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad Board skills for current Directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the individual Directors based on information provided by such individuals.

		Van Wielingen	Dielwart	Dyment	Hearn	Houck	Kvisle	O’Neill	Pinder	Sembo	Stadnyk	Total
Enterprise Management	Experience as a President or CEO leading an organization or major business line	√	√	√	√	√	√	√	√	√	√	10
Business Development	Management or executive experience with responsibility for identifying value creation opportunities	√	√	√	√	√	√	√	√	√	√	10
Financial Literacy	Ability to critically read and analyze financial statements	√	√	√	√	√	√	√	√	√	√	10
Corporate Governance	Understanding the requirements of good corporate governance usually gained through experience as a senior executive officer or a Board member of a public organization	√	√	√	√	√	√	√	√	√	√	10
Change Management	Experience leading a major organizational change or managing a significant merger	√	√	√	√	√	√	√	√	√	√	10
Operations	Management or executive experience with oil and gas operations		√	√	√	√	√				√	6
HS&E Management	Understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry		√	√	√	√	√				√	6
Financial Experience	Senior executive experience in financial accounting and reporting and corporate finance	√	√	√	√	√	√	√	√	√	√	10
Global Experience	Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments			√	√	√	√	√		√	√	7
Human Resources	Management or executive experience with responsibility for human resources	√	√	√	√	√	√	√	√	√	√	10
Reserves Evaluation	General experience with or executive responsibility for oil and gas reserves evaluation		√	√	√	√	√				√	6
Risk Evaluation	Management or executive experience in evaluating and managing the variety of risks faced by an organization	√	√	√	√	√	√	√	√	√	√	10

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DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board of Directors provides new Directors with access to all background documents of the Corporation, including all corporate records and prior Board materials. They are also provided with relevant information on the industry and the Corporation. New members of the Board of Directors are invited to meet with all officers of the Corporation for orientation as to the nature and operations of the business and are invited to all meetings of Committees of the Board of Directors, as are all Directors. Field visits to familiarize the new Director with ARC’s operations are arranged as required and, in addition, in conjunction with a meeting which the HSE committee holds at a field location on an annual basis, all Directors are invited to attend a visit to this field operation.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within the Corporation and on other relevant subjects such as regulatory and industry requirements and standards, capital markets, commodity markets, and corporate governance as summarized below.

•	The Audit Committee receives quarterly presentations on emerging trends and issues in the accounting and audit fields from management and the external auditor of the Corporation is present at all Audit Committee meetings.
•	The Reserves Committee receives quarterly presentations on operational results and technical and regulatory issues pertaining to reserves evaluation from management and the independent reserves evaluator is present at a minimum of two Reserves Committee meetings each year.
•	The Policy and Board Governance Committee receives quarterly updates from Burnet, Duckworth & Palmer LLP on material changes in securities regulation and corporate governance matters. Management provides regular updates on corporate governance “best practices” from third party publications.
•	The Health, Safety and Environment Committee receives quarterly updates on new legislation or regulations relating to health, safety and environmental matters from management.
•	The Risk Committee receives quarterly updates on the macro-economy and the outlook for crude oil, natural gas liquids and natural gas prices, and updates on issues relating to commodities marketing and infrastructure from management.
•	The Human Resources and Compensation Committee receives regular updates on compensation programs and trends, recruitment and leadership development from management.

The Directors attend an annual strategy session with management. At the 2013 strategy session, an independent industry specialist gave a presentation on the North American energy industry supply cost to the Directors and management. Management invites all Directors to attend presentations on a variety of topics presented by leading economists and commodity and currency specialists. Directors are invited to attend meetings of other Committees of the Board of Directors, in particular presentations on specific issues that may be beneficial to all Directors.

The Policy and Board Governance Committee reviews information on available external educational opportunities and ensures that Directors are aware of the opportunities. The Corporation has approved a policy of paying for any educational courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters. The Corporation also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities. Individual Directors attend seminars and presentations and read publications from public accounting firms, legal firms, oil and gas research analysts, and various chapters of the Institute of Corporate Directors.

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During 2013, the Directors attended the following presentations and events:

Date	Topic	Host/Presenter	Attended by
February 2013	Corporate Governance Update - Governance Rankings (Publications: Globe and Mail "Board Games" and University of Toronto Clarkson Centre for Board Effectiveness "Board Shareholder Confidence Index")	David Carey, Senior Vice President Capital Markets	Hearn, Kvisle, Pinder, Van Wielingen
February 2013	LNG Learnings from Asia	BMO	Stadnyk
March 2013	Political Dynamics in Obama’s Second Administration	Global Public Affairs in partnership with the U.S. Consulate General	Stadnyk
March 2013	Board Effectiveness Program – Executive in Residence	ICD	O’Neill
April 2013	North American Energy Sector Discussion with US Ambassador to Canada, David Jacobson	Global Public Affairs	Stadnyk
April 2013	Corporate Governance Update - Board Trends and Practices (Publications: Korn/Ferry International "Corporate Board Governance and Director Compensation in Canada", Spencer Stuart "Board Trends and Practices of Leading Canadian Companies")	David Carey, Senior Vice President Capital Markets	Hearn, Pinder, Van Wielingen
May 2013	Current Energy Market Dynamics	Edward L. Morse, Citi’s Global Head of Commodity Research	Stadnyk
May, September 2013	Ernst & Young Audit Committee Network	Ernst & Young	O’Neill
June 2013	North American Energy Industry Supply Cost	Investment Technology Group (“ITG”)	All Directors
June 2013	Market Outlook – Energy Industry Demand and Supply	Van Dafoe, Senior Vice President Finance	All Directors
June 2013	Tax & Accounting Implications of ARC’s Share Option Plan	Terry Gill, Senior Vice President Corporate Services	Hearn, O’Neill, Pinder, Van Wielingen
July 2013	HSE Committee Field Tour - Drayton Valley	Cameron Kramer, Senior Vice President and COO, Sean Calder, Manager Technical Operations North	Dielwart, Hearn, Houck, O’Neill, Pinder, Stadnyk
August 2013	Energy Industry Fundamentals and Marketing Update	Ryan Berrett, Marketing Manager and Erik Petursson, Financial Risk Management Manager	All Directors
September 2013	ICD Certification Examiner	Institute of Corporate Directors (ICD)	O'Neill
September 2013	Future of Corporate Reform Conference - Current Trends in Corporate Governance	GMI Ratings	Van Wielingen
September 2013	Ownership Summit	GMI Ratings	Van Wielingen
October 2013	Current Views on the North American Oil Market	Desjardins	Stadnyk

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October 2013	PwC Financial Services Audit Committee Forum	PwC	O’Neill
November 2013	Calgary Chamber of Commerce - Dr. Steven Chu, United States Secretary of Energy	CIBC	Stadnyk
November 2013	CPA 2013 Annual Conference for Audit Committees – Topic: “Asymmetrical Information Risk: How to Bridge the Gap between Management and the Audit Committee in Terms of Access to Information” (Speaker)	Charted Professional Accounts Canada (CPA)	O’Neill
November 2013	Market Update with Avery Shenfeld, CIBC	Avery Shenfeld, CIBC Chief Economist	All Directors
December 2013	Corporate Governance and Executive Compensation Update (Publication: Institutional Investor Services (ISS) “Canadian Corporate Governance Policy” )	Terry Gill, Senior Vice President Corporate Services	Hearn, Kvisle, Pinder, Van Wielingen
December 2013	KPMG Fall 2013 Audit Committee Roundtable: Tax Morality and Tax Transparency (Panelist/Speaker)	KPMG	O’Neill
Quarterly 2013	Market Outlook	Van Dafoe, Senior Vice President Finance	Risk Committee Members
Quarterly 2013	Accounting Regulatory/Industry Update and Future Accounting Changes	Steve Sinclair, Senior Vice President and CFO	Audit Committee Members
Quarterly 2013	HSE Regulatory/Industry Update	Cam Kramer, Senior Vice President and COO	Health, Safety and Environment Committee Members
Quarterly 2013	Corporate Governance Update	Burnet, Duckworth & Palmer, LLP	Policy and Board Governance Committee Members
Quarterly 2013	Market Fundamentals	Van Dafoe, Senior Vice President Finance	All Directors
Various Dates 2013	Enhancing Audit Quality - Steering Committee (Steering Committee Member)	Canadian Institute of Chartered Accountants and Canadian Public Accountability Board (CICA & CPBA)	O'Neill
Various Dates 2013	CAPP Board of Governors	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2013	CAPP Audit Policy Group	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2013	CAPP B.C. Executive Policy Group (Chair)	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2013	Risk Management and Audit Effectiveness	Royal Bank of Canada	Hearn
Various Dates 2013	U of S Engineering Advancement Trust	University of Saskatchewan	Stadnyk

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NOMINATION OF NEW DIRECTORS

The Policy and Board Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors. The Committee considers the skills, experience, strengths, knowledge and constitution of the members of the Board of Directors and the Committee’s perception of the needs of the Corporation. Some of the key competencies that the Corporation believes Directors should have are: corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment. Character and behavioral qualities including credibility, integrity and communication skills are also important attributes taken into account when recruiting new Directors. The committee uses a three tier selection process when evaluating prospective candidates which are outlined below:

1.	Candidates must have demonstrated:
a.	Enterprise management skills and expertise
b.	Track record of decision making skills
c.	Ability to think strategically
2.	Candidates require:
a.	A good cultural fit with the existing board
b.	Strong interpersonal leadership
3.	Candidates are then evaluated on their specific skill set and how that relates to board requirements

The Policy and Board Governance Committee considers the skill set of the Board of Directors when considering new candidates. On an annual basis, Board members are required to complete a “Skills Matrix” where they rate their knowledge and abilities as outlined in the following areas:

Enterprise Management	Health, Safety and Environment Management
Business Development	Financial Experience
Financial Literacy	Global Experience
Corporate Governance	Human Resources
Change Management	Reserve Evaluation
Operations	Risk Evaluation

The Policy and Board Governance Committee is comprised entirely of Independent Directors and has within its mandate the responsibilities of identifying and recommending to the Board new candidates for appointment or nomination to the Board of Directors. The Committee maintains a list of potential Directors. The Committee also reviews the list of Directors to be nominated for election at the annual meeting of shareholders and recommends such nominees for approval by the Board of Directors.

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BOARD, COMMITTEE AND MEMBER ASSESSMENTS

On an annual basis, the effectiveness of the Board of Directors, the Committees of the Board of Directors and individual Board members are reviewed through a yearly self-assessment and inquiry process. A key component of the process is a four part questionnaire that each member of the Board completes. The first three sections ask the Directors to evaluate the Board of Directors and where appropriate the Committees and Committee Chairs, with regards to Board responsibility, operations and effectiveness. The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas. The data is compiled independently and reviewed by the Chair of the Policy and Board Governance Committee and the Board Chair. The data is compiled and presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

Each year the Directors perform a self-assessment of their work on the Board of Directors and its Committees. The results are compiled and provided to the Board Chair and the Chair of the Policy and Board Governance Committee. Following this review the Chair of the Board meets with all Directors individually to engage in a full and frank two way discussion on any issues that either wants to raise with an emphasis on maximizing the contribution of each Director to the Board and continually improving the effectiveness of the Board of Directors. At this meeting, Directors may comment on their contribution to the Board as well as the contribution of their peers.

The final piece of the assessment process is the review of the “Skills Matrix” outlining the experience and background of the members of the Board in a variety of key subject areas. This matrix is maintained so that the Board can identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

ETHICAL BUSINESS CONDUCT

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of the Corporation, including Directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all Senior Financial Officers, each of which has been filed on the Corporation’s SEDAR profile at www.sedar.com. Both documents are also available on the Corporation’s website under the Corporate Governance section.

The Code of Business Conduct and Ethics deals with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Corporation’s assets, reporting of illegal or unethical behaviour and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting.

The Policy and Board Governance Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of the Corporation including senior management. Employees are asked to confirm that they have read understood and complied with the code and have reported any known violations of the code. The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the Policy and Board Governance Committee, which requires quarterly certifications by ARC’s senior financial officers as to their compliance with the code. In addition, the Corporation has a “whistleblower” policy which provides a procedure for the submission of information by any Director, officer, employee or external party relating to possible violations of the code. A whistleblower hotline is available as a means of communicating any violation of the code.

In addition, the Corporation conducts a mandatory annual survey entitled “Measuring the Strength of the Workplace” which inquires as to the vision, values and culture of the Corporation with a view of emphasizing and strengthening the culture of trust, integrity, respect and accountability in the workplace. Management reviews the results of the survey with the Board and the Human Resources and Compensation Committee.

There were no material change reports filed since the beginning of the Corporation’s most recently completed financial year pertaining to any conduct of a Director or executive officer that constitute a departure from the code.

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ARC is committed to conducting its business in a safe and responsible manner to protect the health and safety of employees, contractors, stakeholders and the public. Safeguarding the environment and the integrity of our infrastructure are inherent in our day-to-day operations. ARC’s culture promotes responsibility and accountability for health, safety and environmental performance throughout the entire organization. Management continually reviews actual performance in these areas relative to corporate objectives, regulatory requirements and industry peers. Management reports to the Board on a quarterly basis with respect to health, safety and environment performance and identifies areas for continuous improvement.

ARC has detailed policies to address health and safety management, environmental management and asset and infrastructure integrity management. These policies outline performance objectives, procedures and key accountabilities throughout all levels of the organization. The policies are reviewed annually by management and the Board and are revised accordingly.

ARC publishes a biennial Corporate Social Responsibility report (“CSR report”) which outlines ARC’s objectives and performance in the areas of health, safety and environment. The CSR report is available on the Corporation’s website under the Community section.

MATERIAL INTERESTS

The Corporation is engaged in the oil and gas business. In general, the private investment activities of Directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict is required to be disclosed to the President and CEO or the Board of Directors.

It is acknowledged that Directors may be Directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Corporation. Any Director who is a Director or officer of any entity engaged in the oil and gas business is required to disclose such occurrence to the Board of Directors. Any Director of the Corporation who is actively engaged in the management of, or who owns an investment of 1% or more of the outstanding shares, in public or private entities is required to disclose such holdings to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person’s ability to act with a view to the best interests of the Corporation, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Corporation. Such actions, without limitation, may include excluding such Directors from certain information or activities of the Corporation. The Charter of the Board of Directors also provides that Directors shall give notice to the Chair of the Board of any participation on the Board of any public corporations, that Directors shall not participate in more than four Boards of public corporations without the approval of the Board and that Directors shall not participate on the Board of any publicly listed corporation where such participation may constitute a conflict of interest, without the approval of the Chair of the Board. As a result of the appointment of a Board member to the role of President and CEO of a major oil and gas company in September 2012, the Board has put in place processes and procedures at the start of each Board and Committee meeting whereby a discussion is held and a conscious decision is made as to which parts of the meeting to exclude the Director from, if any, to avoid any possible conflicts of interest.

In accordance with the Business Corporations Act (Alberta), Directors who are a party to or are a Director or an officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent Committee may be formed to deliberate on such matters in the absence of the interested party.

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COMPENSATION DISCUSSION AND ANAYLSIS

INTRODUCTION

At ARC, we believe that attracting and retaining the best and brightest talent is crucial to our long-term success. Having a competitive compensation program to motivate top talent to continue to sustain top quartile results is one of our core principles. The following section is an explanation of our compensation philosophy and objectives, an overview of the elements of our compensation structure, an explanation of the process that we follow to determine compensation rewards, the assessment of the performance of our executives in 2013 and other compensation related matters. We have worked hard to structure our compensation programs with a clear focus on pay-for-performance and to align with the interests of ARC’s shareholders. Our compensation programs are designed to motivate executives to achieve our primary corporate objective of creating shareholder value over the long-term through risk-managed value creation. We do this by having approximately 80 per cent of executive compensation “at risk” and directly linked to the achievement of business results and long-term value creation.

COMPENSATION OVERVIEW

COMPENSATION PHILOSOPHY AND OBJECTIVES

The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviours to ensure that business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. At ARC, we embody a high level of trust throughout the organization that is manifested in the way we do business and in the way management and the Board interact. ARC’s compensation philosophy is to offer total compensation that will attract, motivate and retain employees with the experience and capabilities consistent with realizing the vision of maintaining a leadership position in the oil and gas sector. At ARC, we believe that people are our number one asset.

Specifically, our executive compensation plans are designed with the following principles and objectives in mind:

•	Encourage a long-term orientation and foster retention - At ARC, we believe that attracting, motivating and retaining top caliber executives is crucial to our long-term success. In support of this, it is important that our executive compensation plans are competitive in the marketplace, designed with a clear focus on pay-for-performance, and aligned with the long-term interests of shareholders. The desired outcome is to continue to sustain a high performing organization to drive long-term success of the business.
•	Demonstrate a strong link to long-term performance - Approximately 80 per cent of executive compensation is “at risk” to reinforce behaviors that are aligned with the long-term interests of ARC and its shareholders, and our pay-for-performance philosophy. Approximately 60 per cent of executive compensation is weighted to long-term awards and is “at risk” based on ARC’s total shareholder returns – including a mix of relative and absolute performance.
•	Provide opportunity for significant pay for significant out-performance on a relative basis - ARC expects above average performance and initiative. Our general guideline is to target executive’s total compensation at the 75th percentile of the market, which represents a balanced, fair and attractive compensation package. The targeted structure is p50 salary, p75 total cash and p75 total direct with the potential for even higher levels of compensation based on outstanding performance. Executives are rewarded commensurate with their achievements in advancing ARC’s long-term business strategy and for consistently delivering top quartile total shareholder returns (“TSR”) relative to peers.

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Executive performance measurement is two-fold – the overall performance of the Corporation and the individual performance of each executive. A significant portion of executive compensation is variable – paid only when corporate and individual performance objectives are achieved. See “2013 Performance Assessment” for more information.

ELEMENTS OF EXECUTIVE COMPENSATION

ARC’s total compensation is comprised of base salary, bonus and long-term incentives (PSUs and share options). The following chart describes the elements of compensation, their objectives and information related to their timing.

Element	Description	Objective	Approval	Effective/Payment Date
Base Salary	Fixed level of cash compensation targeted at the market 50th percentile	• Market competitive compensation • Attraction and retention	December for all employees and June for senior executives	January
Bonus	Cash compensation that rewards employees for their contribution and achievement of short-term business results. Total cash (base salary plus bonus) is targeted at the market 75th percentile. This element is variable and “at risk”.	• Pay-for-performance • Alignment with ARC’s business strategy • Encourage superior performance • Attraction and retention	June and December	January and July
Long-Term Incentives
Performance Share Units (”PSUs”)	A notional share based award that rewards employees for creating TSR value relative to a peer group over a three year period. PSUs cliff vest after three years and based on ARC’s relative performance rank, a multiplier (range from 0 to 2) is applied to the underlying value to determine payout.	• Alignment with the interests of ARC’s shareholders • Pay-for-performance • Encourage superior medium and long-term performance • Includes relative performance component • Attraction and retention	February and July	Granting in March and September and cliff vesting after 3 years
Share Options	Share Options reward senior employees for creating long-term shareholder value. Vesting occurs 50 per cent in years 4 and 5 and the options expire in year 7	• Alignment with the interests of ARC’s shareholders • Pay-for-performance • Alignment with ARC’s long-term business strategy • Encourage superior long-term performance • Attraction and retention	June	Vesting occurs 50 per cent in year 4 and 5, expiry in year 7

As of 2011, Restricted Share Units (“RSUs”) are no longer included in the regular annual program for executives. The Board may in unique circumstances provide a grant to certain executives.

The following chart further illustrates the performance period and risk to ARC executives of each element of their compensation.

	Direct Compensation				Indirect Compensation
Program	Salary	Bonus	PSUs	Share Options	Group Benefits
Performance Period	-	1 year	3 years	4-7 years	-
Risk	-	Moderate	Payout highly at risk		-

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Base Salary

Base salaries are grounded on market data (Mercer survey) and proxy data from ARC’s peer group and are targeted at the 50th percentile of the market. Base salaries also take into account each executive’s job responsibilities and the level of skill and experience required to perform their role. All salaries and subsequent increases are approved by the Human Resources and Compensation Committee (defined earlier in this Information Circular as the “HRCC”) and, where applicable, the Board.

Bonus

ARC’s bonus program is designed to encourage continued superior short-term performance and for advancing ARC’s long-term strategy. A unique factor of our bonus program is that the payments are made to executives (and all other employees) twice per year.

In determining bonus awards, consideration is given to both the executive’s individual performance and the performance of ARC relative to both ARC’s corporate objectives and ARC’s peers. Once a comprehensive review is conducted, the HRCC and, where applicable, the Board determines the appropriate bonus payment to be made to each executive.

From time-to-time, the HRCC and the Board may recommend a special bonus payment. These special bonuses are intended to recognize significant achievements above expectations that have made a positive impact on ARC’s business results.

Long-Term Compensation

Performance Share Units

ARC’s PSUs are designed to focus and reward executives for enhancing total shareholder return over the medium to long-term both on an absolute and a relative basis. To determine the size of PSU awards, the HRCC and, where applicable, the Board, allocates to each executive an appropriate dollar amount based on the responsibilities of the executive, comparative market data and the HRCC’s or Board’s assessment of the performance of the executive and the performance of ARC (including ARC’s performance relative to its peers). These award values are then divided by the weighted average trading price of ARC’s Common Shares for the five trading days ending immediately prior to the grant date to calculate the number of PSUs granted.

ARC’s PSUs cliff vest (all at once) after three years, and upon vesting the executive receives a cash payment based on the fair value of the underlying Common Shares plus accrued dividends, subject to a performance multiplier. To further link pay-for- performance this multiplier ranges on a sliding scale from zero (for bottom quartile performance) to two (for top quartile performance) based on ARC’s total shareholder return as compared to a peer group, comprised of certain members of the S&P/TSX oil & gas exploration and production index. A more detailed description of the terms of ARC’s RSU and PSU Plan can be found in Schedule C.

Share Options

ARC’s share option plan was implemented in 2011 and is designed to focus and reward executives for enhancing total shareholder return over the long-term on an absolute basis.

ARC’s option plan is unique compared to the option plans of ARC’s peers in a number of respects. Firstly, to encourage a longer-term orientation, options do not vest until the fourth and fifth anniversary dates of the grant (50 per cent each year). As a result, ARC employees who are granted options will not be able to realize the value of options held by them until a considerable time has passed since the date of grant – thereby encouraging long-term thinking and behaviors. Secondly, ARC employees who are granted options have the right to elect that the exercise price of their options be reduced by the amount of dividends that were paid on the underlying Common Shares. ARC’s business strategy includes distributing a significant portion of cash flow to shareholders by way of dividends, thus encouraging a disciplined approach to capital spending. It is expected that this

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focused strategy will be reflected in the trading price of the Common Shares over the life of the options. If the exercise price was not adjusted to reflect dividends paid, the options would be a less effective means of rewarding employees for the long-term performance of ARC.

The maximum number of Common Shares issuable on exercise is limited to ARC’s approved share reserve of 14,225,000 shares. The details of ARC’s three share option grants are below:

Year	Options Granted	Grant Price	Shares Outstanding at Year End	Options Granted as a % of Shares Outstanding
2013	713,248	$27.15	314,067,000	0.23%
2012	1,056,373	$20.20	308,888,285	0.34%
2011	430,990	$27.11	288,895,582	0.15%

As of December 31, 2013 ARC has outstanding options representing less than one per cent of ARC’s total shares outstanding and approximately 14 per cent of the approved share reserve.

Shares Outstanding at Year End	Approved Share Reserve	Share Reserve as a % of Shares Outstanding	Options Outstanding at Year End	Options Outstanding as a % of Shares Outstanding	Options Outstanding as a % of Approved Reserve
314,067,000	14,225,000	4.5%	2,021,763	0.64%	14.21%

It is currently intended that the overall long-term compensation mix provided to executives be approximately 75 per cent in PSUs and 25 per cent in options.

A more detailed description of the terms of the Share Option Plan can be found in Schedule D.

Other Compensation

Benefits Program

ARC offers executives and all other employees a comprehensive benefits program that is designed to offer flexibility and choice. We offer medical and dental coverage, life, accident, short-term and long-term disability benefits, employee family assistance, and critical illness coverage. We also provide $2,300 plus five per cent of base salary for employees to purchase additional health and dental coverage and enhance other benefits provided by the Corporation.

Employee Savings Plan

ARC provides executives and all other employees with a dollar for dollar match of up to eight per cent of base salary which can be directed towards the purchase of ARC shares and/or investment funds in registered or non-registered accounts within a group plan.

Pension Plan

ARC does not have a pension plan.

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DETERMINING COMPENSATION

Our Board and HRCC consider a broad range of quantitative and qualitative factors to assess the overall performance of ARC and its executives. These factors directly link the overall performance of the Corporation and the individual performance of each executive. Performance is measured by the successful execution of the elements that advance our strategy of Risk Managed Value Creation which include; Financial Flexibility, Operational Excellence, High Quality/Long Life Assets, and Top Talent & Strong Leadership Culture. Included in the process of evaluating corporate performance, the HRCC and the Board consider ARC’s overall performance relative to ARC’s proxy peer group. See “Peer Group” for more information.

This comprehensive approach of including a broad, integrated set of factors to assess ARC’s performance provides a thorough and valid basis for ARC’s HRCC and Board to determine the appropriate compensation awards for executives.

Specifically, the following outlines our approach to determining executive compensation:

•	Rigorous and disciplined process - To determine compensation awards for executives, the Board considers a broad range of quantitative and qualitative factors related to corporate performance, the executive’s individual performance and the performance of ARC relative to its peers. This includes comparing operating and financial results of ARC to the results of ARC’s peers, as well as the compensation paid to this group’s top executives. There are systematic processes in place for the Board to regularly assess and monitor these performance measures throughout the year and a comprehensive review is conducted on an annual basis.

•	Importance of applying sound judgment – The oil and gas industry is complex and volatile; therefore, it is important that ARC’s compensation plans are focused on encouraging behaviors that will ensure business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. ARC does not use a rigid mechanistic approach in determining executive compensation. The Board is of the view that prescriptive formulas and weightings applied to forward looking objectives can lead to unintended consequences and potentially foster “narrow minded” thinking and behaviors. For these reasons, the Board deliberately avoids the use of a mechanical approach and focuses on applying sound judgment in combination with reviewing several sources of information.

•	Use of multiple data sources – For the purposes of benchmarking executive compensation, ARC reviews and considers several sources of reference information: proxy data from a group of industry peers and Mercer survey data. That said, the Board recognizes that market data can be “imperfect” (due to imperfect peer groups) especially for the most senior positions (i.e. CEO, CFO, COO) and thus applies judgment to interpret the information. This involves analyzing various differentials (gap between p50 versus p75 and p90) to ensure reasonability and avoid over-inflated payments. Also the Board reviews both one year and three year data as useful reference points. All benchmarking data is only used for informational purposes as the Board emphasizes applying sound judgment in arriving at compensation decisions.

•	Stress testing of compensation plans – We analyze current and potential payouts to ensure compensation outcomes are aligned with shareholder outcomes over the long-term. This includes a look-back analysis of actual pay as compared to peer group performance and a forward-looking analysis based on various performance scenarios.

To further emphasize the link between executive compensation and long-term sustainable performance, in 2013 ARC’s HRCC and Board implemented a shift to deliver more compensation in the form of long-term incentives. Specifically, executive base salaries were held flat (except for promotional increases), bonus target levels were decreased (reducing total cash compensation) and long-term incentive targets were increased where appropriate. This compensation shift is in line with ARC’s compensation philosophy and further strengthens the alignment and balance of executive compensation to the best interests of all key stakeholders – the company, shareholders and employees. Long-term incentives now comprise on average 60 per cent of each executive’s total compensation and 80 per cent of executive compensation is “at risk”.

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Process

As previously mentioned, salaries for executives are determined using market data and take into account the scope and job responsibilities of the executive. To determine bonus, PSU and share option awards for executives, the HRCC and Board considers multiple factors including: ARC’s corporate performance, the performance of ARC relative to its peers, the executive’s individual performance, and the compensation paid to the top executives of ARC’s peers.

The following schedule illustrates the timing and process for determining executive compensation:

January	• Executives (other than the CEO) receive 50 per cent of their second half (July – December) bonus for the previous year, CEO receives nothing. The size of these bonuses is determined in the previous December by the HRCC.

February	• HRCC and Board approve March PSU grant.

March	• PSUs are granted to the CEO and all other executives.

February – May	• Proxy information and survey information is compiled and analyzed.

May	• CEO prepares a comprehensive report for the HRCC and the Board including corporate performance benchmarking and recommendations for executive compensation.

June

•     HRCC meets to review corporate performance benchmarking and approve executive compensation (other than for the CEO) and makes a recommendation to the Board regarding CEO compensation.

•     Board reviews corporate performance benchmarking, CEO performance and approves CEO compensation.

•     Share Options are granted to the CEO and other executives.

July

•     Executives (other than the CEO) receive salary increases retroactive to January 1st, the remaining portion of the previous year’s second half (July – December) bonus with any adjustments made based on performance and their first half (January – July) bonus for the current year. The September PSU grant is approved by the HRCC.

•     CEO receives a salary increase retroactive to January 1st, the previous year’s second half bonus with any adjustments made based on performance and the first half bonus for the current year. The September PSU grant for the CEO is approved by the Board.

September	• PSUs are granted to the CEO and all other executives

Management’s Role

Management’s primary role in executive compensation decisions is to gather data and prepare analysis to make preliminary recommendations to the HRCC and to the Board. Specifically, management gathers and analyzes information including:

•	Compensation surveys and specific analyses prepared by compensation consultants.
•	Comprehensive report on CEO and other executive compensation (internal document).
•	Quarterly executive compensation analyses.
•	ARC’s performance and market position compared to ARC’s proxy peer group.
•	Executive performance compared to corporate and individual objectives.
•	Corporate performance benchmarking – financial and operational.

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The Role of the HRCC and the Board

The HRCC and the Board receives and reviews a comprehensive report on executive compensation each June, in conjunction with the approval of annual compensation for the executives. In addition, the HRCC receives and reviews quarterly reports from management that includes current compensation for each executive, a five year history of each executive’s compensation, each executive’s market position compared to third party survey data and a peer group compensation analysis (further details of ARC’s peer group can be found in “Peer Group”). The analysis provided to the HRCC and the Board for proposed share option grants also includes a comprehensive “stress test” to demonstrate the potential payouts and their correlation to corporate performance. All executive compensation reports from outside consultants are provided to the HRCC and made available to the Board.

Based upon its review of the data, analyses and reports described above, the HRCC decides upon and approves all executive compensation other than share options grants to executives and the compensation of the CEO. While it does not approve the granting of share options to executives and the compensation of the CEO, the HRCC makes recommendations to the Board on these matters.

The Board in turn considers the recommendations of the HRCC and, as required, the data, analyses and reports, then approves share option grants to executives and the compensation of the CEO.

The HRCC, from time-to-time when it is deemed appropriate, engages compensation consultants or advisors to assist in executive compensation matters.

To the knowledge of the HRCC and the Board, no significant changes are proposed to be made to ARC’s compensation policies and practices during the year ending December 31, 2014.

Compensation Consultants and Advisors

In 2013, Mercer (Canada) Limited (“Mercer”), a compensation consultant and advisory group was retained by the HRCC to review ARC’s peer group for determining executive compensation and review ARC’s executive compensation recommendations. Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“Marsh & McLennan Companies”).

In addition, ARC retained Marsh Canada, a separate independent operating company owned by Marsh & McLennan Companies to provide other services, unrelated to executive and/or Director compensation during 2013 and 2012. Marsh Canada acts as the broker for all of ARC’s corporate, building and vehicle insurance. The aggregate fees paid to Mercer and its Marsh & McLennan Companies affiliates for all services are detailed below. Neither the Board nor the HRCC is required to pre-approve these other services that Mercer or its affiliates provides to ARC at the request of management.

Fees Paid	2013	2012
Mercer - Compensation Services	$70,832	$53,989
Marsh Canada - Insurance	$2,644,174	$2,444,363
Total - Marsh & McLellan Companies	$2,715,006	$2,498,352

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Peer Group

For the purposes of benchmarking executive compensation, ARC reviews and considers two main sources of reference information: proxy data from a group of industry peers and Mercer survey data.

Proxy Peer Group

Each year during the first quarter, ARC reviews its industry peers with the goal of creating a group of similar companies. Prior to 2013, ARC created a peer group where ARC’s enterprise value and production volume fell close to the median. However, with ARC’s production increasing substantially it is no longer possible for our production to fall at the median without including fully integrated companies, which we do not believe are appropriate comparators. As a result, ARC’s production and enterprise value sit closer to the 70th percentile of our 2013 peer group. Below are the members of ARC’s 2013 proxy peer group which was reviewed and supported by Mercer.

Company	Daily Production(1) (BOE/day)	Enterprise Value(1) (B$)
Canadian Natural Resources Ltd.	675,000	$44.9
EnCana Corporation	520,000	$19.0
Talisman Energy Inc.	400,000	$17.5
Penn West Petroleum Ltd.	140,000	$8.4
Crescent Point Energy Corporation	109,000	$16.0
Pengrowth Energy Corporation	89,000	$4.0
Enerplus Corporation	84,000	$4.1
Bonavista Energy Corporation	73,000	$3.6
Tourmaline Oil Corporation	71,000	$7.0
Peyto Exploration & Development Corporation	59,000	$4.6
Baytex Energy Corporation	53,300	$6.0
Lightstream Resources	51,000	$3.7
Trilogy Energy Corporation	38,000	$4.2
Vermilion Energy Inc.	36,300	$6.0
Paramount Resources Ltd.	22,500	$3.1
Average	161,407	$10.1

ARC Resources Ltd.	94,000	$9.0
ARC’s Rank (out of 16)	6	5

Statistical Distribution (excluding ARC)
25th percentile	52,150	$4.0
Median	73,000	$6.0
75th percentile	124,500	$12.2
ARC’s percentile rank	64th	69th

(1)	Production and enterprise values as of March 2013 (source – Peters & Co Energy Update) at which time the peer group was determined

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ARC’s Performance versus Peers and Indices

On a one-year, three-year and five-year basis ARC has outperformed the S&P/TSX Composite index, the S&P/TSX Oil & Gas Exploration & Production index and the S&P/TSX Capped Energy index. ARC has significantly outperformed its peer group on a one-year (26.5% versus 16.8%) and a three-year (10.3% versus -0.4%) basis. On a five year basis ARC’s return of 14.1% was slightly below the peer group average of 16.3%. To provide further context on ARC’s five year return, during the economic downturn in 2008 which immediately proceeded this five year period, ARC delivered a TSR close to 10% whereas our peer groups’ average TSR was -25%. As a result, at the beginning of the five year period, ARC’s share price was much stronger than the share prices of ARC’s peers. Furthermore, during this five year period there were years when ARC’s peer group had significant negative shareholder returns whereas ARC consistently delivered positive annual returns.

The following table illustrates the average annual returns for the aforementioned periods.

Mercer Survey and Proxy Peer Group Data

To ensure a comprehensive analysis, we compare ARC’s executive compensation to data collected from the Proxy Peer Group as well as the Mercer survey data for all exploration and production companies and fully integrated companies. In addition we review a subset of this data of companies with production greater than 20,000 boe/d. In 2013, for the CEO, CFO and COO positions, we further enhanced our internal process by applying a “differential” to the Mercer Survey data as an additional data set for comparison. We have found that for the C-level executives (which would include ARC’s CEO, CFO and COO), the Mercer data fluctuates significantly, especially at the p75 and p90 levels for total cash and total direct and may not be appropriate to use for comparative purposes. It is important to note, that the final decision on executive compensation is still based on a review of all of the various data points as well as applying sound judgment to do the right thing for ARC.

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COMPENSATION GOVERNANCE

OWNERSHIP GUIDELINES

ARC maintains ownership guidelines for its executives to further align executive and shareholder interests. Executives have five years to accumulate the minimum number of shares and/or share equivalents that are required. The CEO is required to own Common Shares and/or share equivalents representing a minimum of three times base salary, while other executives are expected to own Common Shares and/or share equivalents representing a minimum of two times base salary. The following table illustrates the ownership holdings of ARC’s Named Executive Officers or NEOs (both defined later in this Information Circular under “Summary Compensation Table”) as of December 31, 2013.

Officer	Required Share Ownership	Shares as of December 31, 2013	Value as of December 31, 2013(1)	Multiple of Base Salary	Meets Minimum Share Ownership Guidelines
Myron Stadnyk	3 times base salary	268,366	$7,935,583	14.4	Yes
Steven Sinclair	2 times base salary	147,298	$4,355,602	12.1	Yes
Terry Anderson	2 times base salary	49,826	$1,473,355	4.6	Yes
Terry Gill	2 times base salary	57,618	$1,703,764	5.3	Yes
Van Dafoe	2 times base salary	41,602	$1,230,171	4.1	Yes

(1)	Based on the December 31, 2013 closing price for ARC’s Common Shares of $29.57.

COMPENSATION RISK MANAGEMENT

The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviors to ensure that business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. The HRCC is committed to this principle and, consequently, on an annual basis reviews the risk implications of ARC’s compensation policies and practices.

To that end, the following mechanisms are integrated into our compensation policies and practices to mitigate compensation risks:

•	All executives are expected to own stock representing at least two times their annual salary.
•	ARC encourages long-term thinking and behaviours by having a significant portion (approximately 80 per cent) of executive compensation ‘at risk’.
•	Of the portion of executive compensation at risk, 75 per cent (60 per cent of total compensation) is made up of long-term incentives. PSU’s have a threshold performance multiplier, which if not achieved, results in zero payment. Share options have no value if long-term total shareholder return is negative.
•	The benefits from PSUs and share options are not realized until after long periods of time (PSUs vest at the end of the 3rd year and share options vest at the end of the 4th and 5th years) and are linked directly to total shareholder return over the term of the award.
•	As PSU and share option awards continue to vest following retirement, an inherent post retirement “hold period” exists for these awards when the CEO and other officers retire from the company.
•	2nd half bonuses are not fully paid to executives until six months after the performance period has ended and corporate results and individual performance have been reviewed and finalized.
•	All executives participate in the same compensation plans.
•	All elements of executive compensation are reviewed and approved by the HRCC and, where applicable, the Board prior to all payments.
•	The HRCC and, where applicable, the Board annually assess compensation against corporate and individual executive performance, along with peer proxy data to understand market practice and rewards.

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•	The HRCC “stress tests” PSU and option grants for executives under a variety of performance scenarios to understand what the future payments could be.
•	ARC has an anti-hedging policy which ensures that executives and directors cannot participate in speculative activity related to our shares artificially to protect themselves against declines in share price.
•	In addition, ARC has established a Risk Committee of the Board which has general oversight over identifying and reviewing the principal business, financial and corporate risks of ARC.

CLAWBACK PROVISION

ARC’s Board has always made it a priority to ensure that appropriate checks and balances are in place to govern responsible and ethical behaviors amongst executives. This is reinforced by the high level of Board involvement in monitoring the business activities at ARC. Furthermore all executives are required to annually sign-off on a formal Code of Business Conduct and Ethics policy confirming their ethical conduct.

In regards to bonuses, we defer payment of 100 per cent of the CEO’s second half bonus and 50 per cent of senior executives’ second half bonus until July of the following year which allows adequate time to address any material issues that may arise after year-end. Furthermore, the Board retains ultimate discretion on bonus payouts. With respect to long-term incentives, ARC has a policy that requires retiring executives to execute an agreement providing for the termination of unvested PSU and share option awards as well as ARC’s right to receive damages for conduct that is adverse to ARC’s interests.

We believe that the above measures mitigate the risk of material fraud or misconduct by an executive. That said, we continue to track legal developments, shareholder advisory group research and industry trends with respect to clawbacks.

POST RETIREMENT HOLD PERIOD

ARC does not currently have a formal policy in place that requires the CEO to hold his or her shares post retirement. We continue to monitor industry and governance trends in this area.

TRADING IN ARC SECURITIES

ARC has adopted a Disclosure Policy, the primary objective of which is to ensure communications of ARC with the public are timely, factual and accurate and broadly distributed in accordance with all applicable legal and regulatory requirements. The Disclosure Policy also documents the disclosure policies and practices of ARC and aims to promote an understanding of legal requirements among ARC’s Directors, officers and employees.

In accordance with the Disclosure Policy, Directors, executives and employees of ARC are, with limited exceptions, not permitted to knowingly sell, directly or indirectly, a security of ARC they do not own or have not fully paid for or to directly or indirectly buy or sell a call or put of a security of ARC.

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2013 PERFORMANCE ASSESSMENT

To determine base salaries, bonuses and long-term incentives for executives, the HRCC and the Board considers the overall performance of the Corporation and the individual performance of each executive. In 2013, performance was assessed relative to the execution of objectives that advance our strategy of Risk Managed Value Creation which include; Financial Flexibility, Operational Excellence; High Quality, Long Life Assets; and Top Talent & Strong Leadership Culture.

The following chart outlines ARC’s strategic plan objectives and highlights the key achievements in 2013:

Strategic Plan Objective	Achievements
Deliver long-term Risk Managed Value Creation

Ö    Delivered a 2013 Total Shareholder Return of 26.5%, and a three year average annual return of 10.3% which is top quartile amongst our peers. ARC’s five year and ten year average annual returns are 14.1% and 15.5% respectively.

Ö    Maintained sustainability strategy by delivering income and growth by continuing to pay a dividend of $0.10 per month despite a volatile commodity price environment.

Ö    Ranked 3rd amongst oil and gas companies in Canada for “Confidence in Corporate Strategy” by Brendan Wood.

Ensure Financial Flexibility and maintain a strong balance sheet

Ö    Delivered strong funds from operations of $861.8 million, a $142 million or 20 per cent increase over 2012.

Ö    Managed an effective hedging strategy to protect the company’s business plan.

Ö    Managed net debt to funds from operations at 1.2 times (one of the lowest ratios in the sector) with year- end net debt at $1 billion and undrawn credit capacity of $1 billion.

Ö     Introduced the Stock Dividend Plan, in addition to the existing DRIP to provide options for shareholders.

Drive Operational Excellence through capital discipline and cost management in a safe and environmentally responsible manner

Ö    Delivered record production of 96,087 boe/day, and achieved average 4th quarter production of over 100,000 boe/day (a five per cent increase compared to 2012).

Ö    Drilled 139 oil wells, 15 liquids rich gas wells and 13 gas wells.

Ö    Managed operating costs within guidance to $9.66 per boe.

Ö     Successfully commissioned a 60 mmcf per day Parkland/Tower gas processing and liquids handling facility.

Ö    Maintained safe workplace practices with only one employee lost-time-incident.

Ö     Continued environmental stewardship - 6th consecutive year named to the Carbon Disclosure Leadership Index (CDLI) and ranked 1st amongst Canadian oil & gas companies.

Ö    Winner of Canadian Association of Petroleum Producers 2013 Responsible Energy Award for the low-emissions design of the Dawson Gas Plant.

Pursue High Quality, Long Life Assets that will providesustainable value growth

Ö     Strong execution of $874.2 million capital program.

Ö     Achieved 6th consecutive year of greater than 200 per cent produced reserves replacement – primarily driven by organic growth.

Ö     Total proved plus probable reserves of 634 mmboe and a RLI of 15.5 years.

Ö     Efficiently spent $50.7 million on strategic land purchases and “tuck-in” acquisitions in key areas as well as strategic divestures of non-core assets resulting in proceeds of $89.8 million.

Ö     Diverse portfolio of assets allowed ARC to focus on oil and liquids rich opportunities at Tower, Ante Creek, Pembina, Goodlands and southeast Saskatchewan.

Build Top Talent and Strong Leadership Culture to perpetuate success over the long-term

Ö     Demonstrated commitment to corporate culture, talent management and organizational development in a challenging market environment.

Ö     Recruited high quality individuals to fill key technical roles.

Ö    Achieved 90 per cent employee engagement score in the annual “Strength of our Workplace” employee survey.

Ö    Executed a seamless executive succession transition of Van Dafoe to Senior Vice President and Chief Financial Officer and Terry Anderson to Senior Vice President and Chief Operating Officer.

Ö     Maintained below average voluntary employee turnover when compared to the industry average (ARC: 4.7%; Industry: 7.5%).

ARC Resources Ltd. | 2014 | Information Circular 52

SUCCESSION PLANNING

Deliberate succession, progression and development of talent are important elements of ARC’s long-term strategy. We have a strong commitment to growing and developing our top talent for future leadership roles. Our succession and development initiatives involve many programs that focus on building individual leadership capabilities in five key areas – strategy, technical, business, people and culture. Specifically for the executive level, the HRCC and where applicable, the Board, reviews succession planning at least once per quarter.

In 2013 and in the first quarter of 2014, the continued strength of ARC’s internal succession planning was demonstrated with the promotion of key executives to new roles. In December 2013 it was announced that Terry Anderson, formerly Senior Vice President, Engineering and Land, had been promoted to COO. As well, it was announced that Steve Sinclair would be retiring from his role as CFO in 2014 and that Van Dafoe, formerly Senior Vice President, Finance, had been promoted to CFO. ARC has deliberately planned this CFO succession process over the past few years. Over the past several months, ARC also promoted two internal employees to Vice President positions. The Board and management work closely together to ensure a purposeful approach to building a team with exceptional leadership talent at all levels of the organization.

PERFORMANCE GRAPH

The graph below compares the performance of ARC over the past five years (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration and Production Index, and the S&P/TSX Capped Energy Index, each starting with an investment of $100 at the end of 2008.

	2008	2009	2010	2011	2012	2013	Annualized Return
ARC Resources Ltd.	$100.00	$106.96	$144.15	$149.44	$153.19	$193.83	14.1%
S&P/TSX Composite	$100.00	$135.05	$158.85	$145.01	$155.44	$175.61	11.9%
S&P/TSX Oil and Gas E&P Index	$100.00	$142.19	$160.60	$131.66	$116.82	$132.96	5.8%
S&P/TSX Capped Energy Index	$100.00	$141.54	$158.11	$134.73	$128.22	$145.29	7.8%

ARC Resources Ltd. | 2014 | Information Circular 53

Over the past five years, ARC’s average annual return was 14%, greater than all three indices. In 2008, ARC had positive tot al shareholder return of close to 10% whereas all three indices had significant negative shareholder returns (ranging from -30% to -35%). After significant outperformance in 2008, ARC’s returns lagged the industry in 2009 and 2010 as other firms saw significant increases in their share prices following their collapse in 2008. Despite a recovery in 2009, many firms remained below 2008 levels, while ARC’s share price continued to see modest appreciation. In 2011 and 2012, the indices TSR was once again negative, while ARC’s share price appreciation continued. In 2013, ARC and the indices all had positive total shareholder returns. The graph above illustrates the volatility in the market and highlights ARC’s consistent performance of positive shareholder returns year-after-year.

In the past five years, NEO compensation increased on average 7.7% with the majority of the increase being in long-term “at risk” compensation. This average increase is almost half of ARC’s average annual return of 14.1% over the same period.

Over the past ten years ARC has delivered average annual returns of 15.5% and significantly outperformed our peers. During this timeframe, executive compensation has been aligned with these returns and further demonstrates ARC’s commitment to long-term sustainable performance.

THREE YEAR NEO COMPENSATION VERSUS FINANCIAL MEASURES

Over the past three years total NEO compensation has remained as a relatively small percentage of both funds from operations and enterprise value. NEO compensation as a percentage of funds from operations increased slightly in 2012 due to lower average realized commodity prices and in turn lower funds from operations in 2012, and then decreased to 1.16% in 2013. ARC’s enterprise value in 2013 is at a record level of $10.3 billion and as a result NEO comp is only 0.10% of this total value. The chart below outlines ARC’s performance and total NEO comp for the past three years.

Year	2011	2012	2013
Total NEO Compensation (millions)(1)	$10.5	$11.1	$10.0
Funds from Operations (millions)	$844	$718	$862
NEO Compensation as a % of Funds From Operations	1.24%	1.55%	1.16%
Enterprise Value (billions)	$8.2	$8.3	$10.3
NEO Compensation as a % of Enterprise Value	0.13%	0.13%	0.10%
Shareholder Return	3.7%	2.5%	26.5%
(1)	Total NEO compensation does not include any one-time retirement payments made to executives.

ARC Resources Ltd. | 2014 | Information Circular 54

2013 EXECUTIVE COMPENSATION

CEO COMPENSATION

Mr. Stadnyk became CEO on January 1, 2013 and his 2013 compensation is highlighted below. A three year summary is not provided as he is new to the role.

Compensation Component	2013
Base Salary	$550,000
Other Compensation (1)	$70,875
Bonus	$600,000
RSU/PSU Grants	$1,425,017
Share Option Grant	$475,000
Total Compensation	$3,120,892

(1)	Other Compensation includes benefits and savings plan contributions

As of December 31, 2013 Mr. Stadnyk held the following number of common shares, PSUs and options.

Share Based Component	Number of Shares/Units/Options	Value
Common Shares(1) (Privately Held)	246,499	$7,288,976
Common Shares(1) (ARC’s Savings Plan)	21,867	$646,607
Total Common Shares Owned	268,366	$7,935,583
PSUs(2)	145,835	$7,001,651
Share Options(3)	175,758	$1,259,101
Total		$16,196,335

(1)	Common Share values based on the December 31, 2013 closing price of $29.57.
(2)	PSU value based on the December 31, 2013 closing price of $29.57 and their actual performance multipliers (which are all two) as of December 31, 2013 except those active less than a year are valued using a performance multiplier of one.
(3)	Share options are valued using the December 31, 2013 closing price of $29.57 and assuming Mr. Stadnyk elects that the exercise price be reduced by the full amount of the dividends to this date.

ARC Resources Ltd. | 2014 | Information Circular 55

TOTAL COMPENSATION MIX

ARC’s compensation philosophy is designed to align compensation with corporate performance and therefore the majority of executive compensation is performance based and “at risk”. The two graphs below demonstrate the “at risk” pay for the CEO as well as the average “at risk” pay for all other NEOs. Approximately 80 per cent of the CEO’s compensation and on average 77 per cent of other NEO’s compensation is “at risk”.

Below is a further breakdown of CEO and all other NEO compensation by component. Long-term incentives (PSUs and share options) comprise on average approximately 60 per cent of an NEO’s total compensation. To further illustrate the link to performance over 40 per cent of each of the NEO’s total compensation is awarded in PSUs that are only paid out when ARC performs above the median as compared to its peers.

ARC Resources Ltd. | 2014 | Information Circular 56

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation information for the CEO and CFO of ARC and the three most highly compensated executive officers of ARC for the year ended December 31, 2013 whose total compensation was more than $150,000. This table also includes any individual who would have been included as one of the three most highly compensated executive officers but was not an executive officer at the end of that financial year (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”).

					Non-Equity Incentive Plan
					Compensation
						Long Term
						Incentive	All Other	Total
Name and Principal Position	Year	Salary	PSUs(1)(6)	Options(2)	Bonus(3)	Plans	Compensation(4)	Compensation
Myron Stadnyk	2013	$550,000	$1,425,017	$475,000	$600,000	N/A	$70,875	$3,120,892
President and Chief	2012	$520,000	$1,100,044	$400,003	$650,000	N/A	$66,975	$2,737,022
Executive Officer	2011	$490,000	$890,025	$330,004	$650,000	N/A	$42,713	$2,402,742
Steven Sinclair	2013	$360,000	$800,025	$300,004	$350,000	N/A	$49,100	$1,859,129
Senior Vice President and	2012	$360,000	$700,033	$250,000	$400,000	N/A	$47,150	$1,757,183
Chief Financial Officer	2011	$340,000	$600,044	$240,004	$400,000	N/A	$30,225	$1,610,273
Terry Anderson(5)	2013	$320,000	$725,007	$255,007	$300,000	N/A	$43,900	$1,643,914
Senior Vice President and	2012	$320,000	$550,034	$180,002	$420,000	N/A	$41,950	$1,511,986
Chief Operating Officer	2011	$281,500	$500,000	$150,000	$305,000	N/A	$24,744	$1,261,244
Terry Gill	2013	$320,000	$650,007	$215,002	$295,000	N/A	$43,900	$1,523,909
Senior Vice President,	2012	$320,000	$550,034	$180,002	$360,000	N/A	$41,950	$1,451,986
Corporate Services	2011	$300,000	$480,020	$160,006	$300,000	N/A	$27,088	$1,267,114
Van Dafoe	2013	$300,000	$650,007	$220,001	$260,000	N/A	$41,300	$1,471,308
Senior Vice	2012	$300,000	$550,011	$180,002	$320,000	N/A	$39,155	$1,389,168
President, Finance	2011	$269,000	$407,514	$125,003	$250,000	N/A	$24,798	$1,076,315
Cameron Kramer(6)(7)	2013	$407,292	$900,014	$300,004	$212,500	N/A	$1,573,035	$3,392,845
Former Senior Vice President	2012	$400,000	$650,025	$200,001	$550,000	N/A	$51,863	$1,851,889
and Chief Operating Officer	2011	$117,188	$1,375,018	N/A	$625,000	N/A	$8,491	$2,125,697

(1)	PSUs are granted in March and September. The award value of PSUs for compensation purposes as set forth in the table above has been determined by multiplying the number of awards granted by the weighted average trading price of ARC shares for the five trading days immediately prior to the grant date. Furthermore, in respect of PSUs, the amount calculated in accordance with the above formula has been multiplied by the target performance multiplier of one. This method of determining the award value has been used as such amount represents the dollar value approved by the HRCC or the Board, as applicable, when awards were granted. The award value as determined in this manner does not include estimated accrued dividends for the securities underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted. The weighted average trading prices used in determining awards values were as follows:

Year	March	September
2013	$26.64	$26.39
2012	$24.03	$23.60
2011	$26.45	$22.45

(2)	The award value of option awards for compensation purposes as set forth in the table above were approved by the HRCC and subsequently the Board. The number of underlying options were calculated using the weighted average trading price of ARC shares for the five trading days immediately prior to the grant date which is listed below and using the binomial value set forth below. This value was calculated using the following assumptions as shown in the following table for: volatility, expected life, dividend yield and the risk free rate.

	Binomial
Year	Value	Grant Price	Volatility	Expected Life	Dividend Yield	Risk Free Rate
2013	29%	$27.15	38%	5.5 and 6 Years	4.42%	1.47%
2012	26%	$20.20	38%	5.5 and 6 Years	5.94%	1.39%
2011	31%	$27.11	37%	5.5 and 6 Years	4.69%	2.56%

(3)	Bonus amounts reflect amounts earned in the fiscal year. Bonus amounts for 2013 for all NEOs have not been finalized and are subject to adjustment. 25% of all NEOs’ bonuses excluding Mr. Stadnyk and 50% of Mr. Stadnyk’s bonus have been held back until a full executive compensation review takes place in the second quarter of 2014.
(4)	Other compensation includes benefits and savings plan contributions.
(5)	Mr. Anderson was promoted to Senior Vice President and Chief Operating Officer as of December 13, 2013. He previously held the position of Senior Vice President, Engineering and Land.
(6)	Mr. Kramer became an officer on September 12, 2011 and received a one-time special bonus of $500,000 and a one-time RSU award of $1,000,000.
(7)	On December 13, 2013 Mr. Kramer resigned as Senior Vice President and Chief Operating Officer. Included in “Other Compensation” for 2013 is a one-time payment of $1,520,320. All unvested RSUs, PSUs and share options with an original grant value of $2,758,387 were cancelled as at December 13, 2013.

ARC Resources Ltd. | 2014 | Information Circular 57

LONG-TERM INCENTIVE AWARDS (PSUs) - UNVESTED VALUE AT YEAR END

The table below illustrates the outstanding PSUs held by each Named Executive Officer as of December 31, 2013 and which had not vested at such date. All PSUs are subject to a performance multiplier that may vary from zero to two. A more complete description of the RSU and PSU plan can be found in Schedule C. No outstanding RSUs were held by Named Executive Officers at year-end.

	PSUs(1)
Name	Year of Award	Unvested Awards	Year of Vesting	Minimum Value of Unvested Awards	Median Value of Unvested Awards	Maximum Value of Unvested Awards
	2013	54,887	2016	$-	$1,623,009	$3,246,017
Myron Stadnyk	2012	49,607	2015	$-	$1,466,879	$2,933,758
	2011	41,341	2014	$-	$1,222,453	$2,444,907
		145,835		$-	$4,312,341	$8,624,682
	2013	30,821	2016	$-	$911,377	$1,822,754
Steven Sinclair	2012	31,568	2015	$-	$933,466	$1,866,932
	2011	27,872	2014	$-	$824,175	$1,648,350
		90,261		$-	$2,669,018	$5,338,036
	2013	27,910	2016	$-	$825,299	$1,650,597
Terry Anderson	2012	24,804	2015	$-	$733,454	$1,466,909
	2011	23,388	2014	$-	$691,583	$1,383,166
		76,102		$-	$2,250,336	$4,500,672
	2013	25,037	2016	$-	$740,344	$1,480,688
Terry Gill	2012	24,804	2015	$-	$733,454	$1,466,909
	2011	22,297	2014	$-	$659,322	$1,318,645
		72,138		$-	$2,133,120	$4,266,242
	2013	25,037	2016	$-	$740,344	$1,480,688
Van Dafoe	2012	24,793	2015	$-	$733,125	$1,466,250
	2011	19,034	2014	$-	$562,835	$1,125,671
		68,864		$-	$2,036,304	$4,072,609

(1)	The number of awards has been adjusted to reflect dividends paid on Common Shares from the date of grant to December 31, 2013. Values are based on the December 31, 2013 closing price of $29.57.

ARC Resources Ltd. | 2014 | Information Circular 58

LONG-TERM INCENTIVE AWARDS (SHARE OPTIONS) – UNVESTED VALUE AT YEAR END

ARC’s Share Option Plan is a fully declining strike price option plan. The optionee can elect to exercise at the original grant price or to have the exercise price reduced by the full amount of the dividends paid by the Corporation. The table below illustrates the outstanding share options held by each Named Executive Officer as of December 31, 2013 which had not yet vested at such date. A more complete description of the Share Option Plan can be found in Schedule D.

	Share Options(1)
Name	Grant Date	Number of Common Shares Underlying Unexercised Options	Grant Price	Expiry Date	Value of the Unexercised in-the- money Options (Original Exercise Price)	Reduced Exercise Prices as at December 31, 2013	Value of Unexercised in- the-money Options (Reduced Exercise Price)
	June 20, 2013	60,329	$27.15	June 20, 2020	$145,996	$26.55	$182,194
Myron Stadnyk	June 21, 2012	76,162	$20.20	June 21, 2019	$713,638	$18.40	$850,730
	March 24, 2011	39,267	$27.11	March 24, 2018	$96,597	$23.81	$226,178
		175,758			$956,231		$1,259,102
	June 20, 2013	38,103	$27.15	June 20, 2020	$92,209	$26.55	$115,071
Steven Sinclair	June 21, 2012	47,601	$20.20	June 21, 2019	$446,021	$18.40	$531,703
	March 24, 2011	28,558	$27.11	March 24, 2018	$70,253	$23.81	$164,494
		114,262			$608,483		$811,268
	June 20, 2013	32,388	$27.15	June 20, 2020	$78,379	$26.55	$97,812
Terry Anderson	June 21, 2012	34,273	$20.20	June 21, 2019	$321,138	$18.40	$382,829
	March 24, 2011	17,849	$27.11	March 24, 2018	$43,909	$23.81	$102,810
		84,510			$443,426		$583,451
	June 20, 2013	27,307	$27.15	June 20, 2020	$66,083	$26.55	$82,467
Terry Gill	June 21, 2012	34,273	$20.20	March 24, 2019	$321,138	$18.40	$382,829
	March 24, 2011	19,039	$27.11	March 24, 2018	$46,836	$23.81	$109,665
		80,619			$434,057		$574,961
	June 20, 2013	27,942	$27.15	June 20, 2020	$67,620	$26.55	$84,385
Van Dafoe	June 21, 2012	34,273	$20.20	June 21, 2019	$321,138	$18.40	$382,829
	March 24, 2011	14,874	$27.11	March 24, 2018	$36,590	$23.81	$85,674
		77,089			$425,348		$552,888

(1) Values are based on the December 31, 2013 closing price of $29.57.

ARC Resources Ltd. | 2014 | Information Circular 59

VALUE OF LONG-TERM INCENTIVE AWARDS AND NON-EQUITY COMPENSATION EARNED IN 2013

RSUs and PSUs vest in March and September of each year. The table below illustrates for each NEO the value of RSUs and PSUs that vested in 2013 and the value of non-equity plan compensation (bonus) earned in 2013. Effective in 2011, RSUs are no longer included in the regular annual program for NEOs.

	RSUs(1)			PSUs(2)
Name	Year of Award	Number of Awards Vested	Value	Year of Award	Number of Awards Vested	Value	2013 Bonus

Myron Stadnyk	2010	2,117	$56,128	2010	48,991	$2,597,464	$600,000

Steven Sinclair	2010	1,549	$41,065	2010	28,559	$1,514,186	$350,000

Terry Anderson	2010	2,004	$53,122	2010	19,891	$1,054,504	$300,000

Terry Gill	2010	2,169	$57,506	2010	20,058	$1,063,476	$295,000

Van Dafoe	2010	1,768	$46,898	2010	16,833	$892,327	$260,000

Cameron Kramer(3)	2011	16,387	$432,463	N/A	N/A	N/A	$212,500

(1)	The value of the RSUs that vested in 2013 was calculated based on the weighted average trading price of ARC’s shares for the five trading days ending immediately prior to the vesting date ($26.64 in respect of the RSUs that vested on March 15 and $26.39 in respect of RSUs that vested on September 15) multiplied by the number of RSUs adjusted to reflect re-invested cash dividends (cash distributions prior to 2011) on the underlying shares (trust units prior to 2011) from the grant date to the vesting date.
(2)	The value of the PSUs that vested in 2013 was calculated based on the weighted average trading price of ARC shares for the five trading days ending immediately prior to the vesting date multiplied by the number of PSUs on such date, adjusted to reflect re-invested cash dividends (cash distributions prior to 2011) made on the underlying shares (trust units prior to 2011) for the period from the grant date to the vesting date and further multiplied by the applicable performance multiplier which was 2.0 for PSUs awarded in March 2010 and in September 2010.
(3)	Mr. Kramer became an officer on September 12, 2011 and received a one-time RSU grant at that time.

ARC Resources Ltd. | 2014 | Information Circular 60

CHANGE IN VALUE OF SHARE OPTIONS AWARDED DURING 2013

Below is the change in value in 2013 of each NEO’s share options.

	As of December 31, 2012(1)			As of December 31, 2013(2)			Change in Value
Officer	Grant Year	Options Outstanding	Value	Grant Year	Options Outstanding	Value	Grant Year	Options Outstanding	Value
	2013	-	$-	2013	60,329	$182,194	2013	60,329	$182,194
Myron Stadnyk	2012	76,162	$368,624	2012	76,162	$850,730	2012	-	$482,105
	2011	39,267	$-	2011	39,267	$226,178	2011	-	$226,178
		115,429	$368,624		175,758	$1,259,102		60,329	$890,477
	2013	-	$-	2013	38,103	$115,071	2013	38,103	$115,071
Steve Sinclair	2012	47,601	$230,939	2012	47,601	$531,703	2012	-	$301,314
	2011	28,558	$-	2011	28,558	$164,494	2011	-	$164,494
		76,159	$230,939		114,262	$811,268		38,103	$580,879
	2013	-	$-	2013	32,388	$97,812	2013	32,388	$97,812
Terry Anderson	2012	34,273	$165,881	2012	34,273	$382,829	2012	-	$216,948
	2011	17,849	$-	2011	17,849	$102,810	2011	-	$102,810
		52,122	$165,881		84,510	$583,451		32,388	$417,570
	2013	-	$-	2013	27,307	$82,467	2013	27,307	$82,467
Terry Gill	2012	34,273	$165,881	2012	34,273	$382,829	2012	-	$216,948
	2011	19,039	$-	2011	19,039	$109,665	2011	-	$109,665
		53,312	$165,881		80,619	$574,961		27,307	$409,080
	2013	-	$-	2013	27,942	$84,385	2013	27,942	$84,385
Van Dafoe	2012	34,273	$165,881	2012	34,273	$382,829	2012	-	$216,948
	2011	14,874	$-	2011	14,874	$85,674	2011	-	$85,674
		49,147	$165,881		77,089	$552,888		27,942	$387,007

(1)	Year-end share option values are based on the December 31, 2012 closing price of $24.44 and the original strike price is reduced by the full amount of the dividends to this date.
(2)	Year-end share option values are based on the December 31, 2013 closing price of $29.57 and the original strike price is reduced by the full amount of the dividends to this date.

ARC Resources Ltd. | 2014 | Information Circular 61

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each NEO has an employment agreement that outlines base salary and other elements of total compensation which is put into place when the individual becomes an officer.

ARC is entitled to terminate its employment agreements with any of the NEOs at any time for just cause and is then obligated to pay such executive’s salary (and accrued and unused vacation) through to the termination date. ARC is also entitled to terminate its employment agreements with any of the NEOs at any time for any reason other than just cause and is then obligated to pay to the executive a termination payment (“Termination Payment”) equal to 24 months of salary and bonus in the case of the CEO, 21 months of salary and bonus in the case of the CFO and the COO and 18 months of salary and bonus in the case of the other NEOs.

The NEOs are entitled to terminate their employment with ARC within two months following any of the following events (each a “Termination Event”): (a) any adverse change in the executive’s title or office; (b) any material reduction in the executive’s position, duties, or responsibilities with ARC; (c) any action adversely affecting the executive’s participation in, or reducing the executive’s rights under or pursuant to any benefit in which the executive was entitled to participate as at the date of the employment agreement, when considered as a whole package; (d) relocation of the executive to a city or community other than the city of Calgary; and (e) material breach by the Corporation of any material provision of the employment agreement; and to receive the Termination Payment described above. The NEO employment agreements are governed by the laws of the province of Alberta, and where applicable, federal law, and are in compliance with such laws.

In the event of a “change of control” as described below (“Change of Control”) a Termination Event must also occur before an NEO is entitled to receive his Termination Payment.

A change of control is generally defined as a change in registered or beneficial ownership or control which results in a person or persons acting jointly in concert holding, owning or controlling, directly or indirectly, more than 662/3% of the outstanding Common Shares of ARC, (other than as a result of a transaction or series of transactions which the Board of Directors determines should not constitute a change of control); the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of ARC (other than pursuant to an internal reorganization); or any determination by the Board of Directors that a change of control has occurred.

ARC Resources Ltd. | 2014 | Information Circular 62

The following chart illustrates the payments that each of the NEOs would receive in the event of their termination as at December 31, 2013. In all events below, subject to contractual agreements, the Board maintains ultimate discretion on all payouts.

Type	Termination Payment	RSUs/PSUs	Share Options
Termination for Just Cause	None	All awards expire and are cancelled on the termination date	All vested and unvested options expire and are cancelled on the termination date
Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years COO/CFO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards continue to vest for 30 days	All unvested options continue to vest for 30 days and the optionee has 3 months to exercise vested options
Change of Control	None	All awards immediately vest	CEO/CFO/COO - no accelerated vesting All other executives - immediate vesting
Change of Control and Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years COO/CFO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards immediately vest	CEO/COO/CFO - immediate vesting in certain circumstances All other executives - immediate vesting
Resignation	None	All awards are cancelled	All vested and unvested options are cancelled
Retirement	None	If executive has between 5 - 10 years at ARC - all awards active for over one year continue to vest on schedule If executive has over 10 years at ARC - all awards continue to vest on schedule	If executive has between 5 - 10 years at ARC- all awards continue to vest for 3 years. If executive has over 10 years at ARC - all awards continue to vest on schedule

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The chart below illustrates the payments that would have been made to each of the NEOs pursuant to their employment agreements and the payments that would have been made to the NEOs pursuant to the PSU awards and share options held by them as a result of a termination for just cause or resignation, termination event, change of control, retirement or death assuming such event occurred on December 31, 2013.

Name	Triggering Event	Payment Pursuant to Employment Agreement	PSU Payments(3)(4)	Share Option Payment(5)	Total
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$2,350,000	$-	$-	$2,350,000
Myron Stadnyk(1)	Change of Control	$-	$7,001,651	$-	$7,001,651
	Change of Control and Termination Event	$2,350,000	$7,001,651	$1,259,102	$10,610,753
	Retirement	$-	$-	$-	$-
	Death	$-	$7,001,651	$1,259,102	$8,260,753
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$1,286,250	$-	$-	$1,286,250
Steven Sinclair(2)	Change of Control	$-	$4,426,638	$-	$4,426,638
	Change of Control and Termination Event	$1,286,250	$4,426,638	$811,268	$6,524,156
	Retirement(5)	$-	$4,426,638	$811,268	$5,237,906
	Death	$-	$4,426,638	$811,268	$5,237,906
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$1,190,000	$-	$-	$1,190,000
Terry Anderson(1)	Change of Control	$-	$3,675,372	$-	$3,675,372
	Change of Control and Termination Event	$1,190,000	$3,675,372	$583,451	$5,448,823
	Retirement	$-	$-	$-	$-
	Death	$-	$3,675,372	$583,451	$4,258,823
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$971,250	$-	$-	$971,250
Terry Gill(1)	Change of Control	$-	$3,525,861	$574,961	$4,100,822
	Change of Control and Termination Event	$971,250	$3,525,861	$574,961	$5,072,072
	Retirement	$-	$-	$-	$-
	Death	$-	$3,525,861	$574,961	$4,100,822
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$885,000	$-	$-	$885,000
Van Dafoe1)	Change of Control	$-	$3,332,273	$552,888	$3,885,161
	Change of Control and Termination Event	$885,000	$3,332,273	$552,888	$4,770,161
	Retirement	$-	$-	$-	$-
	Death	$-	$3,332,273	$552,888	$3,885,161

(1)	Mr. Stadnyk, Mr. Anderson, Mr. Gill and Mr. Dafoe are not 55 and therefore are not eligible for retirement.
(2)	Upon retirement, Mr. Sinclair will not immediately receive payment of the PSU and share option values noted, instead the PSU and share options will continue to vest as per the respective Plans and Mr. Sinclair will receive payment based on the share price at the time of vesting.
(3)	All PSUs are valued using the December 31, 2013 closing price of ARC Common Shares of $29.57.
(4)	PSUs are valued using their actual performance multiplier, except those active less than a year are valued at 1.0.
(5)	Share options are valued using the December 31, 2013 closing price of $29.57 and assuming the executive elects that the exercise price be reduced by the full amount of the dividends to that date.

The maximum liability to ARC provided under all employment agreements and for all outstanding RSUs and PSUs and share options as of December 31, 2013 was approximately $133.7 million (including the amount payable to the NEOs).

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OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from Directors or senior officers of the Corporation to the Corporation in fiscal 2013.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of Directors or senior officers of the Corporation, nominees for Director of the Corporation, any shareholder who beneficially owns more than ten per cent of the Common Shares of the Corporation (or any Director or executive officer of any such shareholder), or any known associate or affiliate of such persons, in any transaction during 2013 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any Director, senior officer or nominee for Director of the Corporation, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Corporation’s SEDAR profile at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual Audited Consolidated Financial Statements for the year ended December 31, 2013 and the related Management’s Discussion and Analysis. Copies of the Corporation’s financial statements and related Management’s Discussion and Analysis are available upon request from the Corporation at 1200, 308 – 4th Avenue SW, Calgary, Alberta, T2P 0H7 (toll free number 1-888-272-4900).

OTHER MATTERS

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular has been approved by the Board of Directors of the Corporation.

DATE

This Information Circular is dated March 13, 2014.

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SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. ARC and the Board place certain expectations on its members with regards to the performance of their duties and their behavior and decorum, some of which are outlined in this document.

General Expectations:

•	Members shall endeavor to maintain their status as an independent director and the ability to be objective as to what is in the best interests of ARC. Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director shall promptly advise the Board of the change in circumstances.
•	Members will be aware of and abide by ARC's Code of Business Policy and Ethics.
•	Members should have adequate strategic, analytical and communications skills so as to participate effectively in board discussions.
•	Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.
•	Members shall ensure that they have the time to review available materials in advance of meetings and are expected to attend all meetings of the Board and the committees on which they participate either in person or by tele-conference subject to unavoidable conflicts.
•	Members shall give notice to the Chair of the Board and the Policy and Board Governance Committee of any participation on any board of public corporations. Members should not participate in more than 4 boards of public corporations without the approval of the Chair of the Board and the Policy and Board Governance Committee.
•	Members shall not participate on the board of any publicly listed corporation where such participation may constitute a conflict of interest without the approval of the Chair of the Board and the Policy and Board Governance Committee.

Composition:

•	The Board shall be composed of at least seven individuals and not more than 12 individuals appointed by the shareholders at the Annual Meeting.
•	At least two-thirds of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.
•	At its meeting to approve the Information Circular for the annual meeting of the shareholders of ARC each year, the Board will consider and determine whether a director or nominee to be a director is an independent director.
•	The Board prefers to have a CEO as the only management member on the Board, although there may be times when it is appropriate to have an additional management member on the Board. The maximum of management and inside directors on the Board will be two.
•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:
•	a change in personal circumstances which would reasonably be expected to interfere with the ability to serve as a Director, including a conflict of interest;
•	a change in personal circumstances which would reasonably be expected to reflect poorly on the Corporation (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and
•	a change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.
•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 70 and annually thereafter.
•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance

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Committee if, at any election of directors conducted by ballot at an annual meeting of shareholders, the number of common shares withheld from voting for such person exceeds the number of common shares voted in favour of such person:

•	this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;
•	the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;
•	the resignation will be accepted except in situations where special circumstances would warrant the applicable member's continuation on the Board;
•	any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board; and
•	disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting.

Share Dealings, Ownership and Compensation:

•	Members shall observe relevant statutory rules and requirements as wells as the corporation’s own policy in regard to the buying or selling of shares, warrants or other equity instruments of ARC.
•	Members will maintain a minimum ownership of 20,000 common shares (or equivalent securities which have been awarded in favour of any member under any compensation plan) after they have been on the board for at least 5 years. After 3 years on the board, directors are expected to own a minimum of 10,000 common shares or equivalent securities. Ownership may be direct or indirect and includes common shares (or equivalent securities) over which such directors exercise control or direction.
•	The Policy and Board Governance Committee will review the form and amount of compensation of the directors periodically in view of the responsibility and risks of being an effective director and directors' compensation of peer corporations. The Committee will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. In general terms, the Board will:

(a)	in consultation with management of ARC, define the principal objectives of ARC;
(b)	monitor the management of the business and affairs of ARC with the goal of achieving ARC's principal objectives as defined by the Board;
(c)	discharge the duties imposed on the Board by applicable laws; and
(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the Chief Executive Officer (the "CEO") to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC's business, which plans must:
•	be designed to achieve ARC's principal objectives; and
•	identify the principal strategic and operational opportunities and risks of ARC's business;
•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;
•	identify the principal risks of ARC's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;
•	approve the annual operating and capital plans;
•	approve limits on management's authority to conduct acquisitions and dispositions of assets, corporations and undeveloped lands;
•	approve the establishment of credit facilities; and
•	approve issuances of additional common shares or other instruments to the public;

Monitoring and Acting

•	monitor ARC's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;
•	monitor overall human resource policies and procedures, including compensation and succession planning;
•	appoint all of the officers, including the CEO, and determine the terms of employment with ARC of all of such officers;
•	approve the dividend policy of ARC;
•	ensure systems are in place for the implementation and integrity of ARC's internal control and management information systems;
•	monitor the "good corporate citizenship" of ARC, including compliance by ARC with all applicable safety, health and environmental laws;
•	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards; and
•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees;

Compliance Reporting and Corporate Communications

•	ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to shareholders, other security holders and regulators on a timely and regular basis;
•	recommend to shareholders of ARC a firm of chartered accountants to be appointed as ARC's auditors;
•	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

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•	ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the common shares of ARC;
•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;
•	report annually to shareholders on the Board's stewardship for the preceding year;
•	establish a process for direct communications with shareholders and other stakeholders through appropriate Directors, including through the whistleblower policy; and
•	ensure that ARC has in place a policy to enable ARC to communicate effectively with its shareholders and the public generally;

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;
•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:
•	appointing a Chairman of the Board who is not a member of management;
•	appointing from amongst the Directors an audit committee and such other committees of the Board as the Board deems appropriate;
•	defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;
•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each Director, each committee of the Board and its Chair; and
•	establishing a system to enable any Director to engage an outside adviser at the expense of ARC;
•	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and
•	review annually the adequacy and form of the compensation of Directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance committees and any other committee created by the Board to assist the Board in the performance of its duties.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.
•	The Board shall meet at the end of its regular quarterly meetings without members of management present.
•	Minutes of each meeting shall be prepared by the Secretary to the Board.
•	The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.
•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meeting.
•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.
•	The Board shall have the authority to review any corporate report or material and to investigate activity of ARC and to request any employees to cooperate as requested by the Board.
•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.

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SCHEDULE C

SUMMARY OF RSU AND PSU PLAN

ARC’s RSU and PSU plan is designed to focus and reward employees for enhancing total shareholder return over the medium and long-term both on an absolute and relative basis.

Purpose

The principle purposes of the RSU and PSU Plan are as follows:

1.	To align RSUs and PSUs with the interests of ARC’s shareholders;
2.	To pay-for-performance;
3.	To encourage superior medium and long-term performance; and
4.	To attract and retain top talent.

Participation

All employees including executives participate in the RSU and PSU Plan. The weighting of PSUs versus RSUs awarded to an employee is directly linked to an employee’s position and their influence on ARC’s total return. Some employees receive only RSUs whereas executives receive only PSUs. RSUs and PSUs are granted twice a year in March and September.

As of 2011, Restricted Share Units (“RSUs”) are no longer included in the regular annual program for executives. The Board may in unique circumstances provide a grant to certain executives.

Dividends

RSUs and PSUs accumulate the full value of ARC’s monthly dividend and upon vesting the payout amount is adjusted to reflect these dividends.

Vesting

RSUs vest 1/3 annually over three years. On the vesting date the number of RSUs (adjusted to include accumulated dividends) is multiplied by the previous five day weighted average price of ARC’s Common Shares to determine the cash payment amount.

PSUs cliff vest (all at once) after three years. On the vesting date the number of PSUs (adjusted to include accumulated dividends) is multiplied first by a performance multiplier that can range from zero to two and then multiplied by the previous five day weighted average of ARC’s Common Shares to determine the cash payment amount.

Performance Multiplier

ARC’s peer group used to determine the performance multiplier for PSUs consists of companies that make up the S&P/TSX oil & gas exploration and production index on the grant date with certain exceptions determined by the HRCC from time-to-time. Currently ARC removes all international and oil sands companies and companies with production less than 10,000 boe per day from this group. The performance multiplier is based on the percentile rank of ARC’s total shareholder return and ranges on a sliding scale from zero for bottom quartile performance to a two for top quartile performance.

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Termination, Change of Control and Other Events

The table below outlines the treatment of RSUs and PSUs held by an employee (including executives) upon the occurrence of certain events.

Type	Treatment of Outstanding RSUs/PSUs

Termination for cause	All awards are cancelled on the termination date

Termination not for cause	All awards continue to vest for 30 days and are then cancelled

Voluntary Resignation	All awards are cancelled on the termination date

Change of Control	All awards immediately vest

Disability	All awards continue to vest on schedule

Retirement	If the employee is 55 years of age and has 5 years of service with ARC – all awards active for over one year continue to vest on schedule
If the employee is 55 years of age and has 10 years of service or more with ARC – all awards continue to vest on schedule

Death	All awards immediately vest

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SCHEDULE D

SUMMARY OF SHARE OPTION PLAN

ARC’s Share Option Plan (the “Option Plan” or “Share Option Plan”) is a long-term incentive designed to focus and reward employees (including executives) for enhancing total long-term shareholder return on an absolute basis.

The maximum number of Common Shares issuable on exercise of share options (“Options” or “Share Options”) is limited, in the aggregate, to 14,225,000 Common Shares (which represented approximately 5% of the Common Shares which were issued and outstanding on December 31, 2011). Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

In addition, the number of Common Shares issuable pursuant to options granted under the Option Plan or any other security based compensation arrangements of the Corporation: (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10% of the outstanding Common Shares. Options granted under the Option Plan are not assignable except in the event of death.

Purpose

The principle purposes of the Share Option Plan are as follows:

1. To align share options with the interests of ARC’s shareholders;

2. To pay-for-performance;

3. To align compensation with ARC’s long-term business strategy;

4. To encourage superior long-term performance; and

5. To attract and retain top talent.

Participation

The Option Plan permits the granting of options to officers, employees, consultants and other service providers ("Optionees") of the Corporation and its subsidiaries. In no event shall options be granted to Directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

To date, Options have only been granted to executive and senior professional employees of ARC. Share options are granted annually in June.

Term and Vesting

Options have a term not exceeding seven (7) years and, subject to the terms of the Option Plan, shall vest in such manner as de- termined by the Committee (where "Committee" is defined in the Option Plan as the Compensation Committee or such other Com- mittee of the Board of Directors of the Corporation as is appointed from time-to-time by the Board to administer the Option Plan or any matters related to such plan or, if no such Committee is appointed, the Board of Directors of the Corporation). In the absence of any determination to the contrary, options vest and are exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee. If an option is set to expire in seven (7) business days following the end of a "Black-Out Period" (as such term is defined in the Option Plan) and the Optionee is subject to the Black-Out Period, the expiry date of the option shall be extended for seven (7) business days following the Black-Out Period.

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Grant Price

The Grant Price of any options granted is determined by the Committee at the time of grant, provided that if the Common Shares are listed on a stock exchange the Grant Price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant. The Exercise Price of any options granted under the Option Plan shall be, at the elec- tion of the Optionee holding such options, either: (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such option is exercised.

Termination, Change of Control and Other Events

The table below outlines the treatment of share options held by an employee upon the occurrence of certain events.

Type	Treatment of Outstanding Share Options

Termination for cause	All vested and unvested options are cancelled on the termination date

Termination not for cause	All unvested options continue to vest for 30 days and are then cancelled The employee has 3 months to exercise vested options

Voluntary Resignation	All vested and unvested options are cancelled on the termination date

Change of Control	All options immediately vest (1)(2)

Disability	All options continue to vest on schedule

Retirement	If the employee is 55 years of age and has 5 years of service with ARC – all options continue to vest for 3 years
If the employee is 55 years of age and has 10 years of service or more with ARC – all options continue to vest on schedule

Death	All options immediately vest and the executor has one year to exercise these options

Notes:

(1)	In the event of a "Change of Control" (as such term is defined in the Option Plan) the Option Plan provides for the acceleration of vesting of all outstanding and unvested options in order that such options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board determines otherwise. In the event of a Change of Control the Board may also determine that vested options (including those options for which vesting has been accelerated) will be purchased by the Corporation for an amount per option equal to the amount by which the fair market value of the consideration per share payable in the Change of Control transaction as determined by the Board exceeds the applicable Exercise Price. In addition to the above, the Board may determine to accelerate the vesting of any or all unvested options at any time and on such terms and conditions as it sees fit.
(2)	Notwithstanding the Change of Control provisions of the Option Plan, but subject to Board discretion, in respect of the options granted to each of the CEO, CFO and COO, in the event of a Change of Control, the vesting of unvested options held by them will not be accelerated in circumstances where (a) adjustments have been made to the options which are outstanding and held by them so that, following the Change of Control, the options entitle them to acquire securities of the continuing successor entity or purchasing entity; and (b) the Board has determined to accelerate the unvested options held by Optionees other than such executive officers. However, vesting will be accelerated on the occurrence of certain constructive dismissal events during the two (2) year period following the Change of Control.

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Cashless Exercise

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise ("Cashless Exercise") of an Optionee's vested and exercisable options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its options in exchange for the issuance by the Corporation of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the Exercise Price of such option.

Amendments

Without the prior approval of the shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed, if any), the Committee may not:

(a)	Make any amendment to the Option Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding options at any time;
(b)	Reduce the Exercise Price of any outstanding options or cancel an option and subsequently issue the holder of such option a new option in replacement thereof;
(c)	Extend the term of any outstanding option beyond the original expiry date of such option;
(d)	Increase the maximum limit on the number of securities that may be issued to insiders;
(e)	Make any amendment to the Option Plan to allow options to be granted to Directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;
(f)	Make any amendment to the Option Plan to permit an Optionee to transfer or assign options to a new beneficial Optionee other than in the case of death of the Optionee; or
(g)	Amend the restrictions on amendments that are provided in the Option Plan.

Subject to the restrictions set out above, the Committee may amend or discontinue the Option Plan and options granted thereunder without shareholder approval; provided that if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without the approval of such stock exchange. In addition, no amendment to the Option Plan or options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any option previously granted to such Optionee.

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SCHEDULE E

SUMMARY OF DSU PLAN

ARC’s Directors’ Deferred Share Unit (DSU) plan (the “DSU Plan”) provides for the deferral of a portion or all of the annual compensation of a Director and the adjustment of that deferred compensation to reflect the performance of ARC’s Common Shares until after the retirement of such Director.

Purpose

The principle purposes of the DSU Plan are as follows:

1.	To promote a greater alignment of interests between Directors of ARC and its shareholders;
2.	To support a compensation plan that is competitive and rewards long-term success of ARC as measured in total shareholder return; and
3.	To assist ARC’s ability to attract and retain qualified individuals with the experience and ability to serve as Directors.

Participation

All non-management Directors participate in the DSU Plan. Each Director receives 55% of their total annual remuneration in deferred share units (“DSUs”). The remaining 45% of Directors' compensation is paid in cash subject to a Director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) so that they receive up to 100% of their compensation as DSUs.

Dividends

When dividends are paid on ARC’s Common Shares, additional DSUs are credited to the Director’s DSU account.

Award Determination

Awards are granted on a quarterly basis and the number of DSUs granted is calculated by dividing the value of the award by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of grant.

Vesting & Expiry

DSUs vest upon granting but are not redeemable until the death or retirement of the Director. If the Director dies while in office, ARC will make a lump sum cash payment within 90 days equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of death.

If the Director retires he/she has until December 1 of the year following his/her retirement to redeem his/her awards in exchange for a cash payment equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of settlement .

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